04054190

**82- SUBMISSIONS FACING SHE[ET]**

MICROFICHE CONTROL LABEL

**REGISTRANT'S NAME** **Day Software Holding AG**

***CURRENT ADDRESS** **Barfuesserplatz 6**
**4001 Basel**
**Switzerland**

****FORMER NAME** ______________________ PROCESSED

****NEW ADDRESS** ______________________ JAN 06 2005

THOMSON FINANCIAL

**FILE NO.** 82-34849 **FISCAL YEAR** 2003 12-31-03

* Complete for initial submissions only ** Please note name and address changes

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| 12G3-2B | (INITIAL FILING) | [ ] | AR/S (ANNUAL REPORT) | [X] |
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OICF / BY: S. Min

DATE: 01/05/05

Day Software Holding AG





Day

# 2003
# Annual Report



www.day.com

# Day Software Holding AG
# 2003 Annual Report

# Letter to Our Shareholders

Dear shareholders, customers and partners:

In 2003, Day Software made substantial progress in all areas of our operations. We met our stated goals to increase our share of the global content management market, and to achieve profitability. We won some of the world's largest, best known companies as customers and expanded our leading position in the global content management industry.

Here are some of the highlights of 2003 in more detail:

- ☐ We expanded our customer base with new global blue chip companies such as DaimlerChrysler, Volkswagen Group, Best Western International, Formica Corporation, Economic Development Board of Singapore, the Home Office of the United Kingdom, and Swiss Department of Justice.
- ☐ We strengthened our relationships with existing and new customers by hosting our first Global Content Management Summit in Zurich, Switzerland in October, where executives from leading companies around the world, such as Audi, McDonald's Corporation, DaimlerChrylser, Shimano and TNT, gathered to share best practices about managing enterprise content on a global scale.
- ☐ We successfully launched significant new versions of our flagship product, Communiqué, to customers, partners and industry analysts with enhanced capabilities such as advanced Digital Asset Management and Document Collaboration capabilities.
- ☐ We positioned Day as a global technology leader with our initiative to standardize key components of the content management industry. Day introduced the concept for this revolutionary standard in 2002 and is heading the global industry expert group.
- ☐ Finally, we continued to improve the overall financial performance of Day and achieved our first profitable, cash flow positive quarter since going public in April 2000.

Much of the progress Day made in 2003 continues to be largely attributable to the strength and superiority of our global content management product set. Day has long been recognized as the pioneer of the virtual repository for content management. With the latest releases of our product we combined this truly revolutionary concept with a fully integrated suite of content-centric applications. This makes us truly unique in the industry.

Unlike competitive products from other vendors, Communiqué has been organically built from the ground up in close cooperation with the company's blue chip customers. Other vendors have acquired technology and added it to existing product suites, slowing down performance and making the implementation time both cumbersome and expensive. Communiqué has been consistently designed and developed by one core team of developers, resulting in a highly efficient, scalable, tightly integrated product suite with enterprise-class performance. Communiqué's standards-based architecture provides Day with a unique competitive strength and leaves us positively positioned in 2004 against other vendors in the content management market.

Day's product vision has been setting the standard in the industry, as the company is the technical expert lead in the JSR 170 standardization process. This standard will be regulating the interaction of applications with content repositories and is expected to have a profound impact on the industry in 2004 and beyond. JSR 170 will ensure that companies can easily manage virtual content across the largest scale of enterprise without the dangers of proprietary vendor lock in. The standard gained the support of key players in 2003 in our industry and beyond, including leaders such as IBM, SAP, BEA and Oracle.

The best and most important validation of Day's technology continues to come from the customers who use our software to solve their business problems in a reliable, cost efficient way. In 2003, we continued to work closely with existing blue chip customers such as McDonalds, Shimano and Panalpina. We also added some of the world's largest companies to our customer list, including DaimlerChrysler, VW/Audi in Europe, Formica and Best Western in the U.S., and the Economic Development Board in Asia. The caliber of our new and existing customers continues to be an important validation of the strength, performance and reliability of our innovative technology.

During 2003, Day's quarterly financial results showed consistent and substantive progress in the areas of revenue growth, cost containment and aggressive reductions of losses. Day had an excellent second half of the year and achieved another major financial milestone – we became profitable in the fourth quarter of 2003. Day's results continued to trend positively in all areas, including significant increases in license revenue and gross profit, with major decreases in operating expenses and losses from operations. For 2004, we are committed to continued organic revenue growth and continued profitability.

We have strong momentum heading into 2004 and are very optimistic about the market for our product. In 2004, we will focus on continuing to improve our operating results, growth and value to our customers and shareholders by continuing to play a leading role as a truly innovative force in our industry. As always, we appreciate the support of our shareholders, customers and partners. On behalf of the Board of Directors and the whole company, I thank you for your continued trust.

Sincerely,

Michael Moppert
Chairman and Chief Executive Officer

# Management's Discussion and Analysis

(in millions CHF, except share information)

## Financial Highlights

| | 2003 | 2002 |
|---|---|---|
| Software licenses revenue | 7.9 | 6.0 |
| Services revenue | 6.8 | 8.7 |
| Total revenues | 14.7 | 14.7 |
| Gross profit | 9.7 | 4.5 |
| Operating expenses | 13.9 | 35.9 |
| Loss from operations | 4.2 | 31.4 |
| Net loss | 4.0 | 33.4 |
| Loss per share | 3.52 | 29.77 |

## Results of Operations

### Revenues

Total revenues for the year ended December 31, 2003 were CHF 14.7 million, of which CHF 7.9 million, CHF 2.5 million and CHF 4.3 million was related to software licenses, maintenance and services, respectively. Total revenues for the year ended December 31, 2002 were CHF 14.7 million, of which CHF 6.0 million, CHF 1.7 million and CHF 7.0 million was related to software licenses, maintenance and services, respectively. In 2001, Day Software Holding AG ("Day" or the "Company") announced its plans to accelerate its transition from a company that focuses on lower-margin professional services to a company that focuses on higher-margin software sales. This trend continued in 2002 and 2003. Software licenses revenue as a percentage of total revenues was 54% and 41% for the years ended December 31, 2003 and 2002, respectively. Day expects this trend to continue in 2004 as the Company leverages its partner channel and improves the efficiency of its sales team.

| 2003 | Total Revenue | % of Total Revenues (Licenses) | % of Total Revenues (Services) |
|---|---|---|---|
| First quarter | 3.5 | 54% | 46% |
| Second quarter | 2.7 | 44% | 56% |
| Third quarter | 3.6 | 50% | 50% |
| Fourth quarter | 4.9 | 61% | 39% |

Although the Company's total revenues for the year ended December 31, 2003 remained the same compared to 2002, the Company has continued to improve its revenue mix, on a quarterly basis, from services to software licenses as demonstrated in the quarterly results in the preceding table. These overall improvements have occurred as a result of operational improvements from the Company's restructuring efforts, a refocusing of the sales team, and continual gains in market share in the enterprise content management sector.

Day's revenue base continues to be geographically diverse. The Company has continued to generate revenue in Switzerland, Germany, the United States and the United Kingdom and has made European market gains in France and Italy and market gains in Singapore. The Company generated total revenues of CHF 11.7 million (or 80% of total revenues), CHF 2.8 million (or 19% of total revenues) and CHF 0.2 million (or 1% of total revenues) in Europe, the Americas and Asia Pacific in 2003, respectively, as compared to CHF 9.7 million (or 66% of total revenues) and CHF 5.0 million (or 34% of total revenues) in Europe and the Americas in 2002, respectively.

The Company's subsidiaries generally conduct business and report their financial statements in their respective local currencies, which is other than the Company's reporting currency (i.e., the Swiss Franc). These currencies include the U.S. dollar, British pound, the Euro and the Singapore Dollar. When the financial statements of these foreign subsidiaries are translated into the Swiss Franc, the resulting foreign currency translation adjustments are included in other comprehensive loss and accumulated other comprehensive income (loss). Changes in the exchange rates of these foreign currencies against the Swiss Franc will result in currency translation affects that could have a significant impact on the Company's consolidated financial statements. The Company will continue to be subject to these foreign currency translation affects as long as it continues to conduct business on a global basis.

If the 2003 revenues of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2002, consolidated revenues would have been approximately CHF 0.4 million higher for 2003.

## Gross Profit

Gross profit for the years ended December 31, 2003 and 2002 was CHF 9.7 million and CHF 4.5 million, respectively. Gross profit margin increased to 66% in 2003 from 31% in 2002. The significant improvement in the gross profit margin is a result of the Company's restructuring efforts and shift in revenue mix. The Company believes these efforts will continue to contribute favorably to its gross profit margin in 2004. The success of the Company's efforts are demonstrated by the quarterly gross profit improvements described in the following table.

| 2003 | Gross Profit | Gross Profit % |
|---|---|---|
| First quarter | 1.8 | 51% |
| Second quarter | 1.4 | 52% |
| Third quarter | 2.6 | 72% |
| Fourth quarter | 3.9 | 80% |

If the 2003 gross profit of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2002, consolidated gross profit would have been approximately CHF 0.1 million higher for 2003.

## Operating Expenses

Operating expenses are comprised of costs relating to research and development ("R & D"), sales and marketing ("S & M"), general and administrative ("G & A"), amortization of intangibles, stock based compensation, and restructuring.

For the years ended December 31, 2003 and 2002, the Company had total operating expenses of CHF 13.9 million and CHF 35.9 million, respectively. In April 2002, Day commenced a series of aggressive cost cutting measures with the goal to achieve profitability by 2003. The Company achieved this goal in the fourth quarter of 2003. Total operating expenses in 2003 decreased by 61% and the net loss by 88% compared to 2002. Research and development expenses decreased 51%, sales and marketing expenses decreased 55%, general and administrative expenses decreased 59% and amortization of intangible assets decreased 93%, as compared to 2002.

| 2003 | R & D CHF | R & D % of Revenues | S & M CHF | S & M % of Revenues | G & A CHF | G & A % of Revenues |
|---|---|---|---|---|---|---|
| First quarter | 0.8 | 23% | 1.9 | 54% | 0.8 | 23% |
| Second quarter | 0.8 | 30% | 2.2 | 81% | 0.8 | 30% |
| Third quarter | 0.5 | 14% | 1.7 | 47% | 0.7 | 19% |
| Fourth quarter | 0.6 | 12% | 2.0 | 41% | 0.8 | 16% |

The decrease in R & D spending largely resulted from the Company's efforts to consolidate the R & D team in one location in Basel, Switzerland. In the prior year, the Company ran two R & D centers, one in Basel and one in California. In its efforts to reduce overall expenses, the Company determined that greater R & D efficiency could be achieved by consolidating the California group into one location in Basel. Day made headcount reductions in R & D as well. It is possible that this decrease in R & D could reduce the Company's ability to develop new products or impact quality assurance or the level of documentation on existing products. The software industry that Day competes in requires continued new product development. Therefore, a reduction in R & D resources could have a negative impact on the future development of revenue.

The Company was able to reduce its S & M costs by headcount reductions and by eliminating marketing and advertising programs that were not providing an adequate return on the Company's investment.

Day achieved additional G & A expense reductions by headcount reductions and by consolidating excess facilities, reducing professional fees and by carefully reviewing various groups of overhead expenses and making reductions whenever possible.

The decrease in amortization of intangible assets was due to the non-compete agreement becoming fully amortized at the end of 2002.

The Company recorded restructuring adjustments of CHF 0.2 million for the year ended December 31, 2003 and restructuring charges amounting to CHF 2.9 million for the year ended December 31, 2002. In the second quarter of 2001, and continuing into 2002, the Company executed a plan to restructure its operations. These plans were initiated to streamline operations and reorganize resources to increase flexibility, generate cost savings and operational efficiencies and improve the overall quality of service to the Company's customers. This restructuring plan resulted in certain organizational realignments, work force reductions and consolidations of excess facilities.

If 2003 operating expenses of the foreign subsidiaries had been translated into the Swiss Franc at the average exchange rates in effect for 2002, consolidated operating expenses would have been approximately CHF 0.7 million higher for 2003.

In 2004, Day will continue to monitor its cost structure closely and will make periodic adjustments whenever necessary.

### Foreign Currency Transaction Losses

During 2003 and 2002, the Company recorded foreign currency transaction losses of CHF 0.02 million and CHF 2.5 million, respectively. In February 2002, the Company moved CHF 25.0 million to a U.S. dollar denominated account as management believed at that time that a larger portion of its future expenses and working capital requirements would be denominated in the U.S. dollar. From February 2002 to December 2002, the exchange rate of the U.S. dollar fell 19% against the Swiss Franc. The weakness of the U.S. dollar account against the Swiss Franc was the primary reason for the foreign exchange loss reported for the year ended December 31, 2002. During 2002, management moved U.S. dollars back into a Swiss Franc denominated account to reduce its exposure to expected further declines in the U.S. dollar against the Swiss Franc. Although the Company still maintains U.S. dollar denominated accounts, management has reduced its exposure by reducing U.S. dollar working capital to that which is considered absolutely necessary on a short-term basis. Management does not expect significant future foreign currency transaction exchange losses of this nature to occur as a result of these measures, however this cannot be assured.

### Net Loss

The net loss for the years ended December 31, 2003 and 2002 was CHF 4.0 million and CHF 33.4 million, respectively. The improvements in the results of operations in 2003 were primarily the result of Day's cost cutting efforts, shift in revenue mix and the reduction in amortization of intangible assets in 2003.

The loss per share for the years ended December 31, 2003 and 2002 was CHF 3.52 and CHF 29.77, respectively.

## Liquidity and Capital Resources

As of December 31, 2003, cash and cash equivalents amounted to CHF 5.3 million, down from CHF 9.0 million as of December 31, 2002. Net cash used in operating activities was CHF 3.6 million for the year ended December 31, 2003, as compared to CHF 29.4 million for the year ended December 31, 2002. The reduction in net cash used in operating activities is primarily the result of improvements in the Company's results of operations in 2003.

Accounts receivable net, including unbilled receivables, as of December 31, 2003 amounted to CHF 6.4 million, as compared to CHF 5.1 million as of December 31, 2002. Average days-sales-outstanding ("DSO"), which exclude unbilled receivables, as of December 31, 2003 increased to 138 days, as compared to 130 days as of December 31, 2002. The increase in DSO resulted from a strong month of sales in December 2003, which had not converted to cash by year-end.

Accounts payable decreased to CHF 0.3 million as of December 31, 2003 from CHF 0.6 million as of December 31, 2002. The decrease in accounts payable is primarily related to significant cost structure reductions made throughout 2003. The Company reduced accounts payable related costs by reducing operating budgets for professional fees, marketing and advertising expenditures and various other overhead categories.

Deferred revenue grew slightly from CHF 3.0 million as of December 31, 2002 to CHF 3.1 million as of December 31, 2003. Deferred maintenance revenue increased due to the Company's continued growth of its base of maintenance contracts. Deferred license revenue decreased due to the Company's increase in usage of integration partners for software installations resulting in license revenue recognition upon license delivery to the customer.

Accrued liabilities decreased to CHF 2.2 million as of December 31, 2003, as compared to CHF 3.8 million as of December 31, 2002. The decrease in accrued liabilities primarily resulted from decreases in accrued compensation as a result of the Company's headcount decrease in 2003 and decreases in various other accrued liabilities as a result of other cost reduction initiatives stemming from the restructuring plan.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The accompanying consolidated financial statements are presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of CHF 4.0 million for the year ended December 31, 2003 and has incurred cumulative losses of CHF 135.1 million since inception. Net cash used in operating activities was CHF 3.6 million and CHF 29.4 million for the years ended December 31, 2003 and 2002, respectively. The Company's operations were cash flow positive for the three months ended December 31, 2003. Management's plans to continue improving the Company's liquidity situation include continued emphasis on shifting the revenue base from services to higher-margin software licenses, improving sales efficiency performance and further refinements to the overall cost structure. In the event the Company would like to raise additional liquidity, management believes it can secure such funds. Management continues to pursue a number of strategic financing opportunities which have arisen in the normal course of business. The Company's ability to continue as a going concern is dependent upon its ability to execute these plans and, if necessary, to secure additional sources of liquidity. Although no assurances can be given, management remains confident that it can execute its plan.

## Product

In 2003, Day released the latest versions of its Communiqué product line, Communiqué 3.5.3 Unify and Communiqué 3.5.3 Enterprise. The updated products have been very well received by new and existing customers. The new release extends the reach of the existing Communiqué software with several innovative features including advance Digital Asset Management and Document Collaboration capabilities. The award winning software is the only Global Content Management technology, that has been organically built from the ground up in close cooperation with the Company's blue chip customers. Other vendors have acquired technology and added it to existing product suites, slowing down performance and making the implementation time both cumbersome and expensive. Communiqué has been consistently designed and developed by one core team of developers, resulting in a highly efficient, scalable tightly integrated product suite with enterprise-class performance.

The key to the superior performance of Communiqué is its unique architecture: The ContentBus™. Having first introduced this revolutionary technology in 2001, Day enables global enterprises to build all their content-centric applications around the concept of a virtual repository. Day's award-winning approach enables customers to manage all their enterprise content – wherever it resides – through one consistent enterprise content platform.

## Customers

In 2003, Day continued to grow its global blue chip customer base. The Company won new contracts in North America, Europe and Asia, including Best Western International, Formica Corporation, American Psychological Association, Shimano, Economic Development Board, Asia Pacific Economic Council, Deutsche Post WorldNet, DaimlerChrysler, Volkswagen Group and Swiss Department of Justice. During 2003, Day continued to work with some of the world's largest, most successful companies. Day's customers include McDonald's, Intercontinental Hotel Group, Johnson Controls, QinetiQ, Degussa, Edipresse, La Poste, Swire Properties, Axima, Aral, Pfizer, TNT, Lonza, Panalpina and UBS.

## Partners

Partners continue to be an integral part of Day's business strategy. During the year, Day continued its strategy to build a solid channel practice with partners in North America, Europe and Asia. New partnerships included Cobalt Group, Wipro, Avinci, Gedas and Ogilvy. In 2003, Day continued to focus on: (i) delivering the majority of implementation services through a global network of trained and certified implementation partners and (ii) developing joint sales and marketing activities. As a result of that strategy, the majority of Day's license volume is being implemented by consulting partners.

## Employees

As of December 31, 2003, the Company had 81 employees, as compared to 116 employees as of December 31, 2002. As of December 31, 2003, the headcount was allocated as follows: 22% of staff were employed in professional services, 27% in sales and marketing, 12% in general and administrative and 20% in research and development. Day's UK subsidiary, MarketingNet, employed 19% of the employees. The changes in headcount reflect the Company's focus on cost reductions and efficiency improvements in 2003.

# Corporate Governance

(in thousands CHF, except share information)

## Group Structure and Shareholdings

### Group Structure and Shareholders

Day Software Holding AG, formerly Day Interactive Holding AG (the "Company" or "Day"), was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company, through its wholly-owned subsidiaries, provides integrated content, portal and digital asset management software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

The Company's non-listed subsidiaries include the following:

| Subsidiary | Domicile | Functional Currency | Share Capital | Ownership |
|---|---|---|---|---|
| Day Management AG | Basel, Switzerland | CHF | 250 | 100% |
| Day Software AG | Basel, Switzerland | CHF | 100 | 100% |
| Day Software GmbH | Munich, Germany | EUR | 25 | 100% |
| Day Software, Inc. | United States | USD | 420 | 100% |
| Day Software Ltd. | United Kingdom | GBP | 2,800 | 100% |
| Day Interactive Singapore PTE Ltd. | Singapore | SGD | 100 | 100% |
| MarketingNet Ltd. | United Kingdom | GBP | 21 | 100% |

The Company has no listed subsidiaries.

The capitalization of the listed company (Day Software Holding AG; Valor / ISIN: DAYN / 1047421) at the SWX as of December 31, 2003 was TCHF 15,417. Capitalization was calculated taking the closing market stock price at December 31, 2003 multiplied by the number of shares outstanding at December 31, 2003.

### Significant Shareholders

The following table describes the significant shareholders of the Company:

| Name | Shares | Ownership |
|---|---|---|
| Michael Moppert | 226,831 | 20.16% |
| Roger Mäder | 156,588 | 13.92% |
| David Nüscheler | 110,410 | 9.81% |

## Capital Structure

### Share Capital

As of December 31, 2003, the Company had ordinary, authorized and conditional capital of TCHF 11,253, TCHF 5,604 and TCHF 5,559, respectively.

Authorized capital can be issued at the discretion of the Board of Directors, provided that any issuances of authorized capital are within a period not exceeding two years following approval by the shareholders (currently before May 21, 2004). Any increases to authorized or conditional capital are subject to the approval of the shareholders.

The Company may issue up to 560,395 shares of authorized capital, subject to certain limitations and restrictions. Authorized capital can be used for acquisitions, new investments, participation of employees and strategic alliances and partnerships.

The Company may issue up to 555,875 shares of conditional capital, subject to certain limitations and restrictions. Conditional capital will only be issued in connection with the exercise of the Company's stock options granted to employees.

### Changes in Capital

On February 15, 2000, the Company sold 100,000 shares at a price of CHF 110.00 per share under a private placement. The private placement resulted in net proceeds of TCHF 9,123. On April 3, 2000, the Company sold 300,000 shares at a price of CHF 440.00 per share under an initial public offering ("IPO"). The IPO resulted in net proceeds of TCHF 122,348.

In 2001, the Company issued 20,709 shares of capital stock, valued at TCHF 6,170, in connection with the acquisition of MarketingNet Ltd. and issued 1,473 shares of capital stock in connection with stock option exercises.

In 2003, the Company issued 3,047 shares of capital stock in connection with stock option exercises.

There were no other significant changes in capital during the four-year period ended December 31, 2003.

### Shares and Participation Certificates

As of December 31, 2003, the Company had 1,125,310 ordinary shares at a par value of CHF 10.00 per share outstanding. All of these shares were paid up. Only registered shareholders have voting rights.

### Convertible Bonds and Options

As of December 31, 2003, the Company had no convertible bonds issued or outstanding.

In November 1999, the Board of Directors adopted the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). The shareholders of the Company approved both the International Option Plan and United States Option Plan, effective November 1999. The Board of Directors allocated 190,000 shares of capital stock for issuance under the International Option Plan and 95,000 shares of capital stock for issuance under the United States Option Plan. In April 2001, the Board of Directors approved a resolution to increase the shares of capital stock for issuance under the United States Option Plan to 373,595. The Board of Directors further approved a resolution to decrease the shares of capital stock for issuance under the International Option Plan to 186,800. Both of these resolutions were ratified by the shareholders in May 2001.

Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options granted under the International Option Plan is ten years, except for options granted to optionees based in Europe, which will have a maximum term of five years. The maximum term of options granted under the United States Option Plan is ten years. Each option under both plans entitles the optionee to one ordinary share of Day Software Holding AG capital stock.

As of December 31, 2003, the Company had 268,248 options outstanding under the International Option Plan and United States Option Plan. See Note 7 in the notes to the consolidated financial statements of Day Software Holding AG and subsidiaries for further information regarding the Company's outstanding options.

## Board of Directors

The Board of Directors is comprised of the following individuals:

### Michael Moppert

Since Day's inception, Michael Moppert has served as Chairman of the Board or Chief Executive Officer. Currently, Mr. Moppert holds both positions. Prior to founding the Company, Mr. Moppert was working as a journalist and editor for several Swiss newspapers. He holds a masters degree in History and Sociology from the University of Basel. Mr. Moppert is a citizen of Switzerland.

### David Nüscheler

David Nüscheler is the Chief Technology Officer for Day. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zurich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

### Mark Walsh

Mark Walsh is a non-executive member of the Board of Directors. Mr. Walsh is the Chief Technology Advisor for the Democratic National Committee of the United States of America. He is the first person to have that job, and is responsible for bringing the party and its tactics into the 21st Century. He has been in the interactive services/internet industry for over 15 years. Previously, Mr. Walsh was the Chairman and Chief Strategy Officer of VerticalNet, Inc. Mr. Walsh joined VerticalNet in August 1997 as President and Chief Executive Officer, and was appointed to Chairman in July 2000. VerticalNet is an enterprise software and services company that uses the Internet to help companies transact and collaborate. Previously, he was a Senior Vice President and a corporate officer at America Online. He ran AOL Enterprise, the business-to-business division of AOL which he founded. He also was President of General Electric's interactive services division. Mr. Walsh holds an M.B.A. degree from Harvard University and B.A. degree from Union College, Schenectady New York. Mr. Walsh is a citizen of the United States.

### Greg Williams

Greg Williams is a non-executive member of the Board of Directors. Mr. Williams is currently a partner with the law firm of Allen Matkins Leck & Mallory LLP, a leading United States-based law firm. Mr. Williams' areas of practice include corporate, securities and mergers & acquisitions law with a focus on Internet and information technology emerging-growth companies. Mr. Williams received his B.I.S. from the University of Minnesota, magna cum laude and J.D. from University of Minnesota, cum laude. Mr. Williams is a citizen of the United States.

### Elections and Terms of Office

The Board of Directors shall be composed of one or several members, who must be shareholders. They shall be elected at the General Meeting of the Shareholders for a term of three years and are eligible for re-election. The terms of office shall end on the day of the General Meeting of the Shareholders. In the event of by-elections, the new members of the Board of Directors will complete the term of office of their predecessors.

Mr. Moppert and Mr. Nüscheler were first elected in October 1999. Mr. Williams was first elected in February 2000 and Mr. Walsh was first elected in December 2000.

The terms of the current members of the Board of Directors end on the date of the 2006 General Meeting of the Shareholders.

### Internal Organizational Structure

The Board of Directors has two subcommittees, the Compensation Committee and the Audit Committee.

Members of the Compensation Committee include Michael Moppert, Greg Williams and Mark Walsh. The purpose and area of responsibility of the Compensation Committee is to decide on general compensation matters and to monitor the Company's hiring and compensation policies. Controls and meetings take place on a regular and on an as needed basis.

Members of the Audit Committee include Greg Williams and Mark Walsh. The purpose and area of responsibility of the Audit Committee is to monitor the accounting and financial reporting practices of the Company. Controls and meetings take place on a regular and on an as needed basis.

All other matters are shared by the Board of Directors and are discussed regularly at meetings, which are typically held once per quarter.

### Definition of Areas of Responsibility

The Board of Directors is responsible for making key, strategic decisions for the Company and sensitive compensation oriented decisions pertaining to senior management and the Board of Directors itself.

Management is responsible for managing day-to-day operations, executing the operational plan and providing business updates and information on a regular basis, or as specifically requested by the Board of Directors.

### Information and Control Instruments

The Board of Directors uses a variety of information and control instruments to closely monitor the Company's operations. The Board of Directors holds periodic meetings to review the results of operations and to discuss matters that are deemed critical to the Company. The Board of Directors principally relies on the Company's global accounting system to provide a wide variety of reports in which the results of operations may be analyzed. Management supplements this information as requested by the various members of the Board of Directors.

## Management Board

The Management Board is comprised of the following individuals:

### Michael Moppert

Michael Moppert serves as the Company's Chief Executive Officer. Prior to founding the Company, Mr. Moppert was working as a journalist and editor for several Swiss newspapers. He holds a masters degree in History and Sociology from the University of Basel. Mr. Moppert is a citizen of Switzerland.

### David Nüscheler

David Nüscheler serves as the Company's Chief Technology Officer. He is responsible for technology strategy for the Company and ongoing product development. Mr. Nüscheler joined Day in 1994 and was key to the growth of the Company from a small multimedia agency to a leading enterprise content management solution company. He created the basic concept for the original Communiqué and has guided product development to create a truly advanced content unification and presentation platform. He specializes in application and systems programming, as well as Internet programming. Mr. Nüscheler studied Computer Science at the Swiss Federal Institute Technology in Zurich, Switzerland. Mr. Nüscheler is a citizen of Switzerland.

### Chris Harano

Chris Harano serves as the Company's Chief Financial Officer. Prior to joining Day, Mr. Harano served in an interim Chief Financial Officer and financial advisor capacity to various Internet-related ventures. Previously, Mr. Harano was a Director in the Financial Advisory Services practice of Price Waterhouse from 1994 to 1998. He also served as an auditor with Price Waterhouse from 1986 to 1988, and worked at a merger and acquisitions boutique firm from 1989 to 1992. Mr. Harano holds an M.S. degree from the Sloan School of Management at Massachusetts Institute of Technology (1994), a B.A. degree in economics from University of California, Los Angeles (1986) and is a Certified Public Accountant. Mr. Harano is a citizen of the United States.

## Compensation and Shareholdings

### Method of Determining Compensation

The basic principles guiding compensation levels are the economic budget constraints of the Company and the market for individual management talent. Compensation packages can vary greatly between the various roles in the Company.

The basic elements of compensation include base salary, performance bonuses, car allowances, expense allowances and, in certain instances, equity incentives such as stock options. It is also typical for the Company to offer certain employee benefit programs such as medical insurance, life insurance and retirement plans. Available benefits tend to vary significantly based on country or jurisdiction and the local employment market conditions.

The compensation of the Board of Directors is determined by the Board of Directors. The compensation of the Senior Management is determined by the Compensation Committee.

### Director and Management Compensation

As of December 31, 2003, the Management Board was comprised of the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer. For the year ended December 31, 2003, the Company paid cash compensation to the Management Board of TCHF 624. In addition, options to purchase 47,100 shares of the Company's capital stock were granted at various dates during 2003.

Non-executive members of the Board of Directors did not receive any cash compensation for the year ended December 31, 2003. The Board of Directors did receive options to purchase 10,000 shares of the Company's capital stock for the year ended December 31, 2003.

The following describes the total shares of capital stock (including unregistered shares) held by the Management Board and Board of Directors as of December 31, 2003:

| | Shares Owned |
|---|---|
| Management Board (1) | 359,333 |
| Board of Directors (2) | 294 |

(1) Includes Management Board members who also hold seats on the Company's Board of Directors. Also includes shares held by closely-linked parties.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

The following describes the total outstanding options to purchase shares of the Company's capital stock, as of December 31, 2003, which were held by the Management Board and Board of Directors:

| | 1999 Grants | 2000 Grants | 2001 Grants | 2002 Grants | 2003 Grants | Total Grants | Option Term | Range of Exercise Prices |
|---|---|---|---|---|---|---|---|---|
| Management Board (1) | 21,057 | - | 7,500 | 4,597 | 47,100 | 80,254 | 5 to 10 years | 10.00 – 35.00 |
| Board of Directors (2) | 1,057 | - | 10,500 | - | 10,000 | 21,557 | 5 to 10 years | 10.00 – 21.32 |

(1) Includes Management Board members who also hold seats on the Company's Board of Directors.
(2) Excludes members of the Board of Directors who also hold seats on the Management Board.

### Highest Total Compensation

The highest paid member of the Board of Directors in the Company was paid cash compensation of TCHF 189 for the year ended December 31, 2003.

## Shareholders' Participation Rights

### Registrations in the Share Register

From ten days prior until the day following the General Meeting of the Shareholders, no entry into the shareholders' register shall be made. Only those registered in the shareholders' register shall be recognized as shareholders vis-à-vis the Company.

Shareholders that own shares with a par value of more than TCHF 1,000 may request the Company to add an item on the agenda. The Company invites them to do so via publication in the Swiss Gazette (SHAB) 41 days prior to the shareholder meeting. Any request to put an item on the agenda has to be submitted to the Company no later than 27 days prior to the shareholder meeting.

## Changes of Control and Defense Measures

### Duty to Make an Offer

In the case of a public offering of the Company's capital stock, pursuant to Art. 32 of the Federal Act on Stock Exchanges and Securities Trading ("SESTA"), the offering price must be at least the market price of the Company's capital stock. However, pursuant to paragraph 4 of Art. 32 of the SESTA, such price may not be lower than the highest price paid by the offering party for shares of the Company during the preceding twelve months.

### Clauses on Changes in Control

As more thoroughly described above, the Company has granted options to purchase 21,557 shares and 80,254 shares of capital stock to the Board of Directors and the Management Board, respectively. Substantially all of these options contain vesting acceleration provisions for unvested shares. These acceleration provisions are generally triggered by a change in control or corporate transaction, as defined, or an involuntary termination following a change in control or corporate transaction.

## Auditors

### Duration of the Mandate and Term of Office of the Head Auditor

KPMG Fides Peat, located in Basel, Switzerland, serves as the Company's principal auditor. KPMG Fides Peat was elected at the inception of the Company and has been re-elected each year since this time. They assumed their current mandate in May 2003 at the General Meeting of the Shareholders. Orlando Lanfranchi is currently the Head Auditor and has served in such capacity since the Company's inception in October 1999.

Total audit fees paid to KPMG Fides Peat in 2003 amounted to TCHF 236. Non-auditing fees paid to KPMG Fides Peat in 2003 amounted to TCHF 68.

### Supervisory and Control Instruments Vis-À-Vis the Auditors

The Chairman of the Board of Directors meets on a periodic basis with the external auditors to discuss the results of the Company's operations and current business strategy. The external auditors engage in formal communications with the audit committee and the Chairman of the Board of Directors, generally on a quarterly basis.

KPMG Fides Peat serves as the Company's principal auditor. The Company has also retained the audit firm of BR Wirtschaftsprüfungsgesellschaft GmbH who acts as the Company's second auditor for special purposes. BR Wirtschaftsprüfungsgesellschaft GmbH was first elected on December 12, 2000 and has been re-elected each year since this time. Their current mandate commenced in May 2002.

## Information Policy

The Company provides information to the shareholders on a quarterly and annual basis. To the extent that material events or conditions exist in the interim, additional information is provided as necessary. Information is provided in the form of press releases, downloadable files through the Investor Relations section of Day's website, www.day.com, and as requested via telephone at the Company's headquarters in Basel, Switzerland. See the Additional Information section of this Annual Report for further contact information.

# Independent Report of the Auditors to the General Meeting of DAY Software Holding AG, Basel

We have audited the accompanying consolidated balance sheets of DAY Software Holding AG and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, and shareholders' equity, cash flows and notes for the years then ended, presented on page 20 through 37.

These consolidated financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audits in accordance with auditing standards promulgated by the Swiss profession, and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles in the United States and comply with Swiss law.

As described in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002.

We recommend that the consolidated financial statements submitted to you be approved.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The company has decreased its net loss and had positive operating net cash flows for the three-month period ended December 31, 2003, as discussed in Note 2 to the consolidated financial statements. However, the Company still incurred a net loss and negative net operating cash flows for the year ended December 31, 2003. These factors continue to raise doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG Fides Peat

Orlando Lanfranchi
Swiss Certified Accountant, Auditor in Charge

Rolf Besmer
Swiss Certified Accountant

Basel, 2 April, 2004

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| (in thousands CHF, except share information) | Notes | December 31, 2003 | 2002 |
|---|---|---|---|
| **ASSETS** | | | |
| **Current assets** | | | |
| Cash and cash equivalents | 2 | 5,344 | 8,999 |
| Accounts receivable, net of allowance of CHF 519 and CHF 874 as of December 31, 2003 and 2002, respectively | 2 | 6,324 | 4,787 |
| Unbilled receivables | | 102 | 300 |
| Other receivables | | 72 | 103 |
| Prepaid expenses | | 214 | 839 |
| **Total current assets** | | **12,056** | **15,028** |
| **Non-current assets** | | | |
| Property and equipment, net | 3 | 1,663 | 3,371 |
| Goodwill and intangible assets, net | 2 | 4,698 | 4,884 |
| Other assets | | 356 | 646 |
| **Total non-current assets** | | **6,717** | **8,901** |
| *TOTAL ASSETS* | | *18,773* | *23,929* |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **Current liabilities** | | | |
| Accounts payable | | 268 | 580 |
| Deferred revenues | | 3,098 | 2,963 |
| Other current liabilities | | 583 | 316 |
| Accrued liabilities | 5 | 2,213 | 3,812 |
| **Total current liabilities** | | **6,162** | **7,671** |
| Commitments and contingencies | 6 | | |
| **Shareholders' equity** | | | |
| Share capital, CHF 10.00 par value, 2,241,617 shares total, 1,125,310 and 1,122,263 shares issued and outstanding as of December 31, 2003 and 2002, respectively | 7 | 11,253 | 11,223 |
| Treasury shares | 7 | (1,074) | (1,074) |
| Capital reserves | | 138,170 | 137,774 |
| Accumulated deficit | | (135,139) | (131,188) |
| Accumulated other comprehensive loss | | (599) | (477) |
| **Total shareholders' equity** | | **12,611** | **16,258** |
| *TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY* | | *18,773* | *23,929* |

See accompanying notes to these consolidated financial statements.

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in thousands CHF, except share information) | Notes | Year Ended December 31, 2003 | 2002 |
|---|---|---|---|
| **Revenues** | | | |
| Software licenses | | 7,886 | 6,026 |
| Services | | 6,844 | 8,705 |
| **Total revenues** | | **14,730** | **14,731** |
| **Cost of revenues** | | | |
| Software licenses | | 12 | 99 |
| Services | | 5,058 | 10,130 |
| **Total cost of revenues** | | **5,070** | **10,229** |
| *Gross profit* | | *9,660* | *4,502* |
| **Operating expenses** | | | |
| Research and development | | 2,653 | 5,455 |
| Sales and marketing | | 7,803 | 17,416 |
| General and administrative | | 3,057 | 7,412 |
| Amortization of intangible assets | | 187 | 2,661 |
| Stock-based compensation | 2 and 7 | 345 | 72 |
| Restructuring charges | 5 | (180) | 2,878 |
| **Loss from operations** | | **(4,205)** | **(31,392)** |
| Interest income | | 41 | 581 |
| Interest expense | | (5) | (151) |
| Foreign exchange loss | 2 | (16) | (2,513) |
| Other income | | 298 | 86 |
| **Loss before income taxes** | | **(3,887)** | **(33,389)** |
| Provision for income taxes | 9 | (64) | (18) |
| **Net loss** | | **(3,951)** | **(33,407)** |
| Other comprehensive loss | | (122) | (594) |
| *Comprehensive loss* | | *(4,073)* | *(34,001)* |
| *Basic and diluted loss per share* | 2 | *(3.52)* | *(29.77)* |
| **Shares used in computing basic and diluted loss per share** | | **1,122,868** | **1,122,263** |

See accompanying notes to these consolidated financial statements.

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in thousands CHF) | Notes | Year Ended December 31, 2003 | 2002 |
|---|---|---|---|
| **Net loss** | | **(3,951)** | **(33,407)** |
| **Adjustments to reconcile net loss to net cash used in operating activities** | | | |
| Depreciation of fixed assets | 3 | 1,492 | 1,968 |
| Loss on fixed asset dispositions | | 189 | 69 |
| Amortization of intangible assets | | 187 | 2,661 |
| Net foreign currency exchange losses | | 28 | 2,445 |
| Stock-based compensation | 2 and 7 | 392 | 118 |
| **Changes in operating assets and liabilities** | | | |
| Accounts receivable | | (1,621) | 619 |
| Unbilled receivables | | 199 | 510 |
| Prepaid expenses and other current assets | | 640 | 112 |
| Accounts payable | | (317) | (1,561) |
| Deferred revenues | | 233 | 1,497 |
| Accrued liabilities | | (1,319) | (4,394) |
| Other current liabilities | | 265 | (34) |
| **Net cash used in operating activities** | | **(3,583)** | **(29,397)** |
| **Cash flows from investing activities** | | | |
| Purchases of equipment | 3 | (48) | (726) |
| Proceeds from sale of equipment | | 41 | 36 |
| Cash restricted for acquisition of MarketingNet Ltd. | 2 and 4 | - | 17,492 |
| Other assets | | 29 | 71 |
| **Net cash provided by investing activities** | | **22** | **16,873** |
| **Cash flows from financing activities** | | | |
| Payment on notes payable | 4 | - | (17,492) |
| Proceeds from exercise of stock options | | 34 | - |
| **Net cash provided by (used in) financing activities** | | **34** | **(17,492)** |
| **Net decrease in cash and cash equivalents** | | **(3,527)** | **(30,016)** |
| Foreign currency adjustment on cash | | (128) | (3,019) |
| Cash and cash equivalents at beginning of period | | 8,999 | 42,034 |
| ***Cash and cash equivalents at end of period*** | | ***5,344*** | ***8,999*** |
| **Supplemental disclosure of cash flow information** | | | |
| Net interest paid | | 5 | 151 |
| Net income taxes paid | | 13 | 18 |
| **Non-cash investing and financing activities** | | | |
| None | | | |

See accompanying notes to these consolidated financial statements.

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)

| | Share Capital Shares | Share Capital Amount | Treasury Shares | Capital Reserves | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balances, January 1, 2002** | **1,122,263** | **11,223** | **(1,074)** | **137,656** | **(97,781)** | **117** | **50,141** |
| Stock-based compensation | - | - | - | 118 | - | - | 118 |
| Net loss | - | - | - | - | (33,407) | - | (33,407) |
| Foreign currency translation | - | - | - | - | - | (594) | (594) |
| **Balances, December 31, 2002** | **1,122,263** | **11,223** | **(1,074)** | **137,774** | **(131,188)** | **(477)** | **16,258** |
| Proceeds from exercise of stock options | 3,047 | 30 | - | 4 | - | - | 34 |
| Stock-based compensation | - | - | - | 392 | - | - | 392 |
| Net loss | - | - | - | - | (3,951) | - | (3,951) |
| Foreign currency translation | - | - | - | - | - | (122) | (122) |
| ***Balances, December 31, 2003*** | ***1,125,310*** | ***11,253*** | ***(1,074)*** | ***138,170*** | ***(135,139)*** | ***(599)*** | ***12,611*** |

*See accompanying notes to these consolidated financial statements.*

# Notes to Consolidated Financial Statements

(in thousands CHF, except share information)

## Note 1 — Organization and History

### The Company

Day Software Holding AG (collectively with its subsidiaries, the "Company") was formed on October 29, 1999, as a stock corporation under the laws of Switzerland. The Company is a provider of integrated content, portal and digital asset management software. The Company's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform. The Company's products and services are marketed throughout Europe, the Americas and Asia Pacific.

## Note 2 — Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

The accompanying consolidated financial statements are prepared on the basis the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of TCHF 3,951 for the year ended December 31, 2003 and has incurred cumulative losses of TCHF 135,139 since inception.

Net cash used in operating activities was TCHF 3,583 and TCHF 29,397 for the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003, the Company had TCHF 5,344 of cash and cash equivalents on hand. The Company's operations were cash flow positive for the three months ended December 31, 2003. Management's plans to continue improving the Company's liquidity situation include emphasis on shifting the revenue base from services to higher-margin software licenses, improving sales efficiency performance and further refinements to the overall cost structure. In the event the Company would like to raise additional liquidity, management believes it can secure such funds. Management continues to pursue a number of strategic financing opportunities which have arisen in the normal course of business.

The Company's ability to continue as a going concern is dependent upon its ability to execute these plans and, if necessary, to secure additional sources of liquidity.

Although no assurances can be given, management remains confident that the Company will be able to continue as a going concern.

### Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Day Software Holding AG and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

## Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Changes in regional and industry economic conditions in which the Company and/or its customers participate can impact the estimates made by management. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the realizability of deferred tax assets, the collectibility of accounts receivable and the fair value of stock-based compensation awards. Actual results could differ from those estimates.

## Fair Value of Financial Instruments

The Company has certain financial instruments whereby the actual fair value of the financial instruments could be different from that recorded on a historical cost basis in the accompanying consolidated balance sheets. The Company has financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, which are carried at cost and approximate fair values due to the short-term nature of these instruments.

## Risks, Uncertainties and Concentrations of Credit Risk

The Company's operations are subject to new innovations in product design and functionality. Significant technological changes can have an adverse effect on product lives. Design and development of new products are important elements to achieve profitability in this industry segment.

The Company, at times, maintains cash balances at financial institutions in excess of amounts insured by government agencies.

The Company provides credit in the normal course of business to customers and performs credit evaluations on all customers with significant orders. The Company does not obtain collateral with which to secure its accounts receivable. The Company maintains valuation allowances for potential credit losses based on the expected collectibility of accounts receivable. Management's estimates are based on historical losses, existing economic conditions and the facts and circumstances for specific receivables. The Company continually monitors past due accounts and pursues collection through various means. To date, the Company has not had significant write-offs of its receivables.

During the year ended December 31, 2003, the Company generated 51% of its revenue from 13 customers who represented 51% of the accounts receivable balance as of December 31, 2003. During the year ended December 31, 2002, the Company generated 55% of its revenue from ten customers who represented 24% of the accounts receivable balance as of December 31, 2002.

The Company derives a substantial portion of its revenue from software licenses, maintenance agreements and services sold to customers in the United States, Germany and the United Kingdom. The Company's future revenue and results of operations may be significantly and adversely affected by the economic conditions in these countries. Further, a significant portion of the Company's business is conducted in currencies other than the Swiss Franc. The Company does not currently utilize any derivative financial instruments to hedge its foreign currency exchange risks. In order to manage foreign currency exchange risks, the Company attempts to match cash inflows and outflows (revenues with cost of revenues and operating costs) in the same currency to the extent possible. The Company continually monitors its exposure to foreign currency exchange risk. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, British pound and Euro, could significantly impact the Company's financial position and reported results of operations.

## Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. Cash and cash equivalents consist of cash on deposit with banks.

## Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over their estimated useful lives (from two to five years). Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease. Maintenance and repairs are expensed as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

## Intangible Assets

Intangible assets include goodwill and other intangible assets which resulted from the acquisition of MarketingNet Ltd. ("MarketingNet") in October 2000.

Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill is stated at amortized cost and was amortized on a straight-line basis over five years up until December 31, 2001, at which time the Company ceased amortizing goodwill pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). Further, SFAS No. 142 no longer permits the work force intangible asset to be recognized separately and apart from goodwill. Consequently, as of January 1, 2002, the Company reclassified TCHF 673 representing the net carrying value of its work force intangible asset into goodwill.

Finally, SFAS No. 142 no longer permits amortization of an intangible asset that is determined to have an indefinite useful life. The Company re-assessed the useful lives of its intangible assets and determined that its client list has an indefinite useful life due to its expected ability to generate cash flows indefinitely. Accordingly, the Company has ceased amortizing its client list effective January 1, 2002, upon adoption of SFAS No. 142, and will test for impairment. The net carrying value of the Company's client list was TCHF 2,749 as of December 31, 2002.

Other intangible assets also include assets with estimable useful lives. These assets include a non-compete agreement and brand name. The non-compete agreement and brand name are stated at amortized cost and are being amortized on a straight-line basis over two years and ten years, respectively. Pursuant to SFAS No. 142, assets with estimable useful lives should continue to be amortized. Accumulated amortization as of December 31, 2003 and 2002 was TCHF 12,309 and TCHF 12,122, respectively. Amortization expense of these intangible assets totaled TCHF 187 and TCHF 2,661 for the years ended December 31, 2003 and 2002, respectively. Amortization expense for these intangible assets is estimated to be TCHF 187 in each of the years 2003 through 2010.

## Foreign Currency

The functional currency of the Company's foreign subsidiaries are their respective local currencies. Translation adjustments of local currency financial statements into the Swiss Franc ("CHF") are reflected as a component of other comprehensive loss. Foreign exchange gains and losses resulting from specific foreign currency transactions are included in the consolidated results of operations.

## Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2 and SOP 98-4, Software Revenue Recognition. Revenue from license fees and from sales of software products is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant Company obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable. For multiple-element arrangements where fair values do not exist for one or more of the delivered elements, the Company recognizes revenue using the "residual method" in accordance with SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Under the "residual method", the total fair value of the undelivered elements is deferred and subsequently recognized in accordance with SOP 97-2.

For software licenses that require a significant amount of modification to the source code, as well as require the development of applications, revenue is recognized using the percentage of completion method. Under the percentage of completion method of accounting, revenues are recorded based on actual costs incurred to the total costs expected to be incurred at the completion of the contract. An allocation is made for core licenses and application development, and such revenues are recorded as license and service revenues, respectively. In cases where the Company uses an integration partner to install software, the Company will use the completed contract method of accounting for license revenue recognition or recognize the revenue upon shipment to the customer, depending on the facts and circumstances surrounding the integration.

Service revenues include professional services, maintenance and training fees. Professional services primarily consist of software installation and integration, customer support and training. The Company generally bills its professional services customers on a time and materials basis and recognizes revenue as the services are performed. Maintenance agreements are typically priced based on a percentage of the product license fee, and typically have a one-year term that is renewable annually. Services provided to customers under maintenance and technical support agreements are recognized ratably over the term of the agreement. Time incurred for custom application development is reflected as service revenues, unless such application will be licensed without material modifications as discussed above.

Product upgrades are billed separately as delivered by the Company. In the event product upgrades are offered on an "as available" basis, and are part of a multiple-element arrangement, vendor specific objective evidence is used to allocate value and defer such revenues until delivered.

The Company defers revenue for software arrangements when cash has been received from the customer and the arrangement does not qualify for revenue recognition under the Company's policy. These amounts are reflected as deferred revenue on the accompanying consolidated balance sheets. The Company records a receivable for software arrangements when the arrangement qualifies for revenue recognition and cash or other consideration has not been received from the customer. These amounts are reflected as unbilled receivables in the accompanying consolidated balance sheets.

### Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was TCHF 693 and TCHF 3,138 for the years ended December 31, 2003 and 2002, respectively.

### Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses are principally comprised of payroll and payroll related costs.

### Stock-based Compensation

The Company applies the intrinsic-value based method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"), and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the date of grant. Such compensation expense, if any, is recognized over the service period to which the option relates. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, and amendment to SFAS No. 123 ("SFAS No. 148"), established accounting and disclosure requirements using a fair value based method of accounting for stock-based compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value based method to all outstanding and unvested awards in each period:

| | 2003 | 2002 |
|---|---|---|
| Net loss, as reported | 3,951 | 33,407 |
| Deduct stock-based employee compensation expense included in reported net loss, net of related tax effects | 345 | 72 |
| Add total stock-based compensation expense determined under fair value based method, net of related tax effects | 1,587 | 1,745 |
| Net loss, pro forma | 5,193 | 35,080 |
| | | |
| Loss per share, as reported | 3.52 | 29.77 |
| Loss per share, pro forma | 4.62 | 31.26 |

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

| | 2003 | 2002 |
|---|---|---|
| Risk free interest rate | 2.25% | 4.75% |
| Expected life (years) | 5 | 5 |
| Expected volatility | 108% | 92% |
| Dividend yield | - | - |

### Income Taxes

The Company accounts for its income taxes under an asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Deferred income tax assets and liabilities are recognized based on the enacted tax rates that are in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if management determines that it is more likely than not that the Company will not realize all or a portion of these tax assets.

### Loss Per Share

Basic loss per share is computed by dividing net loss available to shareholders by the weighted average number of shares outstanding during the period. Diluted loss per share is the same as basic loss per share as the effect of the assumed exercise of common stock equivalents is anti-dilutive due to the Company's net losses. Common stock equivalents totaling 268,248 and 238,858 have been excluded from the calculation of the weighted average shares outstanding for the years ended December 31, 2003 and 2002, respectively, as their effects are anti-dilutive.

### Impairment

Long-lived assets and intangible assets, excluding goodwill, with estimable useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value. If an asset is determined to be impaired, the impairment is measured by the amount that the carrying amount of the asset exceeds its fair value.

Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually in lieu of being amortized. The impairment test compares the intangible asset's fair value with its carrying amount. Impairment, if any, is measured as the difference between the carrying value and the fair value of the related net assets. The Company tested goodwill and intangible assets with indefinite useful lives for impairment during 2003 and 2002 and determined no impairment existed.

### Costs of Developed Software to be Sold or Marketed

Development costs incurred in the research and development of new software products to be sold or marketed are expensed as incurred until technological feasibility in the form of a working model has been established at which time such costs are capitalized, subject to recoverability. Products are made available for limited release, concurrent with the achievement of technological feasibility. Accordingly, software development costs incurred subsequent to the establishment of technological feasibility have not been significant, and the Company has not capitalized any software development costs to date.

Costs of internally developed software upgrades and maintenance are expensed as incurred. Costs of training and data conversion are expensed as incurred.

## Note 3 — Property and Equipment

Property and equipment consist of the following as of December 31:

| | Life of Assets | 2003 | 2002 |
|---|---|---|---|
| Computer equipment and software | 2 to 3 years | 4,428 | 4,800 |
| Furniture and fixtures | 5 years | 1,179 | 1,749 |
| Leasehold improvements | Useful life or lease term | 2,975 | 2,993 |
| | | 8,582 | 9,542 |
| Less accumulated depreciation | | (6,919) | (6,171) |
| *Property and equipment, net* | | *1,663* | *3,371* |

For the years ended December 31, 2003 and 2002, depreciation expense totaled TCHF 1,492 and TCHF 1,968, respectively.

## Note 4 — Indebtedness

In connection with the acquisition of MarketingNet, the Company issued notes payable totaling TCHF 18,970. These notes payable had a final maturity on November 30, 2002. The holders had the option to demand early repayment on May 1, 2002, provided written notice was given to the Company 30 days in advance of the early repayment date. The notes payable bore interest at 2.41% per annum until May 1, 2002 and were then subject to adjustment based on a certain bank's prime rate. The notes payable were collateralized by the restricted cash on the accompanying consolidated balance sheet. The holders of the notes payable demanded early repayment on May 1, 2002.

## Note 5 — Restructuring Costs

In the second quarter of 2001 and continuing into 2002, the Company executed a plan to restructure its operations. These plans were initiated to streamline operations and reorganize resources to increase flexibility, generate cost savings and operational efficiencies and improve the overall quality of service to the Company's customers. This restructuring plan resulted in certain organizational realignments, work force reductions and consolidations of excess facilities. The Company recorded restructuring adjustments of TCHF 180 for the year ended December 31, 2003 and restructuring charges amounting to TCHF 2,878 for the year ended December 31, 2002, which are classified in operating expenses in the accompanying consolidated statements of operations.

Through December 31, 2002, the restructuring plan had resulted in the termination of 114 employees across all business functions and geographic regions. The Company recorded net work force reduction charges TCHF 2,279 related to severance and fringe benefits for the year ended December 31, 2002.

For the year ended December 31, 2002, the Company also recorded net charges of TCHF 599, for the consolidation of excess facilities, relating primarily to non-cancelable lease costs. These charges represent future excess lease costs, net of estimated sublease income, and early cancellation fees. The net lease expense will be paid over the respective lease terms through 2006.

The restructuring charges and related activity for the years ended December 31, 2003 and 2002 are summarized as follows:

| | Liability as of December 31, 2001 | 2002 Restructuring Charges | 2002 Payments Against Liability | 2002 Adjustments | Liability as of December 31, 2002 | 2003 Payments Against Liability | 2003 Adjustments | Liability as of December 31, 2003 |
|---|---|---|---|---|---|---|---|---|
| Employee benefits upon Termination | 218 | 2,340 | (2,497) | (61) | - | | | - |
| Facility costs | 1,034 | 719 | (653) | (120) | 980 | (553) | (180) | 247 |
| Other costs | - | - | - | - | - | | - | - |
| **Totals** | **1,252** | **3,059** | **(3,150)** | **(181)** | **980** | **(553)** | **(180)** | **247** |

## Note 6 — Commitments and Contingencies

### Operating Leases

The Company leases its office facilities and certain office equipment in Europe and the United States. These facilities hold all of the Company's operations and expire at various dates ranging from one to five years. The Company's future annual minimum lease payments to be made and sublease payments to be received as of December 31, 2003, are as follows:

| | Lease Payments | Sublease Receipts |
|---|---|---|
| 2004 | 1,073 | 178 |
| 2005 | 610 | 181 |
| 2006 | 58 | 15 |
| Total | 1,741 | 374 |

In January 2003, the Company amended one of its office leases in the United States. Under the terms of the amendment, the Company was able to reduce its remaining lease obligations to the landlord. The schedule of future annual minimum lease payments above reflects the new lease obligations under the January 2003 amendment.

As of December 31, 2002, the Company was in default under one of its office leases in the United Kingdom. During 2003, the Company settled its obligation in full under this lease by forfeiting the security deposit in the amount of TCHF 229 to the landlord.

Total rent expense for the years ended December 31, 2003 and 2002 was TCHF 1,043 and TCHF 1,705, respectively. Sublease income was TCHF 64 for the year ended December 31, 2003.

### Employment Contracts

The Company has entered into employment contracts with certain officers and employees of the Company. The employment contracts expire at various dates. Under the provisions of the employment contracts, the Company may terminate all of these contracts for cash payments totaling TCHF 1,204.

## Note 7 — Shareholders' Equity

### Description of Share Capital

The Company's share capital is comprised of ordinary capital, authorized capital and conditional capital. Authorized capital can be issued at the discretion of the Board of Directors of the Company, provided that any issuances of authorized capital are within a period not exceeding two years following approval by the shareholders (currently before May 21, 2004). Any increases to authorized or conditional capital are subject to the approval of the shareholders.

The Company may issue up to 560,395 shares of authorized capital, subject to certain limitations and restrictions. Authorized capital can be used for acquisitions, new investments, participation of employees and strategic alliances and partnerships.

The Company may issue up to 555,875 shares of conditional capital, subject to certain limitations and restrictions. Conditional capital will only be issued in connection with the exercise of the Company's stock options granted to employees.

Dividends may be paid only if the Company has sufficient distributable profits from previous fiscal years, or if reserves are sufficient to allow for the distribution of a dividend. The Company is required to retain at least 5% of the annual net profits as a general reserve until such time that the reserves are at least 20% of the Company's nominal share capital. Dividends are subject to the approval of the shareholders. To date, no dividends have been declared.

## Treasury Shares

In February 2000, the Company acquired 17,066 treasury shares during the second private equity placement at the issuance price of CHF 110.00 per share. During the initial public offering, the Company acquired an additional 45 shares at the issuance price of CHF 440.00 per share. Since acquiring these shares, the Company has issued them from time-to-time, primarily in connection with employment and consulting contracts. As of December 31, 2003 and 2002, there were 9,762 shares of capital stock in the treasury.

## Capital Share Purchase Options

In November 1999, the Board of Directors adopted the Day Interactive Holding AG International Stock Option Plan (the "International Option Plan") and the Day Interactive Holding AG United States Stock Option Plan (the "United States Option Plan"). The shareholders of the Company approved both the International Option Plan and United States Option Plan, effective November 1999. The Board of Directors allocated 190,000 shares of capital stock for issuance under the International Option Plan and 95,000 shares of capital stock for issuance under the United States Option Plan. In April 2001, the Board of Directors approved a resolution to increase the shares of capital stock for issuance under the United States Option Plan to 373,595. The Board of Directors further approved a resolution to decrease the shares of capital stock for issuance under the International Option Plan to 186,800. Both resolutions were ratified by the shareholders in May 2001.

Both the International Option Plan and United States Option Plan are administered by the Board of Directors, which determines the terms and conditions of the options granted, including exercise price, number of options granted and the vesting period of such options. The maximum term of options granted under the International Option Plan and the United States Option Plan is ten years.

Stock option activity under the International Option Plan and United States Option Plan for the years ended December 31, 2003 and 2002 was as follows:

| | Number of Shares | Weighted Average Exercise Price |
|---|---|---|
| Outstanding, January 1, 2002 | 263,912 | 39.27 |
| Granted | 106,568 | 11.34 |
| Exercised | - | - |
| Cancelled | (131,622) | 37.54 |
| Outstanding, December 31, 2002 | 238,858 | 27.78 |
| Granted | 151,546 | 11.36 |
| Exercised | (3,047) | 11.30 |
| Cancelled | (119,109) | 31.08 |
| *Outstanding, December 31, 2003* | *268,246* | *17.23* |

As of December 31, 2003 and 2002 there were 185,822 and 119,505 shares exercisable, respectively.

The following table summarizes capital share options outstanding as of December 31, 2003:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Outstanding as of December 31, 2003 | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Exercisable as of December 31, 2003 | Weighted Average Exercise Price |
| 8.00 - 14.70 | 198,499 | 6.71 | 11.13 | 124,356 | 10.34 |
| 15.80 - 19.00 | 28,050 | 7.69 | 17.86 | 22,101 | 17.93 |
| 21.32 - 35.00 | 32,064 | 5.51 | 31.55 | 29,839 | 31.81 |
| 75.00 - 110.00 | 8,935 | 0.86 | 79.35 | 8,919 | 79.34 |
| 200.00 - 300.00 | 700 | 1.54 | 271.43 | 607 | 268.27 |

The weighted average grant date fair value for options issued during 2003 and 2002 was CHF 8.79 CHF 8.26, respectively.

### Stock Option Exchange Offer

In May 2001, the Company, excluding its subsidiaries in Switzerland and Germany, completed an offering to Company employees whereby an employee could voluntarily exchange certain options. Under this program, employees holding options to purchase shares of the Company's capital stock were given the opportunity to exchange their existing options for new options to purchase an equal number of shares of the Company's capital stock. 61,790 options with a weighted-average exercise price of CHF 358.23 were tendered pursuant to this program. In May 2001, those options were accepted and cancelled by the Company. The Company undertook to grant new options on a one-for-one basis, in lieu of the tendered options, to the affected employees. The new options were not to be granted until at least six months and one day after acceptance of the old options for exchange and cancellation. The new options, which totaled 30,315, were granted in December 2001. The remaining options of 31,475 were not granted as the employees terminated their employment with the Company. The exercise price of the new options was the last reported price of the Company's capital stock on the date of grant.

### Stock-based Compensation

In connection with certain stock options granted to non-employees and employees prior to December 31, 2003, the Company recognized stock-based compensation, which is being amortized over the vesting periods of the applicable options. Amortization expense recognized during the years ended December 31, 2003 and 2002 totaled TCHF 345 and TCHF 72, respectively.

## Note 8 — Retirement and Pension Plans

The Company is required to contribute to a social security program in Switzerland. Contributions are levied on all salaries. The contribution rate is 10.10% of compensation and such contributions are paid to the government (5.05% is paid by the employee and 5.05% is paid by the employer). Total expense for this plan in 2003 and 2002 was TCHF 383 and TCHF 385, respectively.

In Switzerland, the Company is also required to contribute to an additional pension plan if an employee earns more than TCHF 25 per year. The employer is responsible for premium payments under a pension contract with an insurance firm. This plan, by its terms, constitutes a multi-employer plan as defined by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions. Accordingly, the net pension cost in the consolidated financial statements equals the contributions made by the Company. The premiums are paid 50% by the employee and 50% by the employer and are based on a percentage of the employee's salary. The percentage ranges from 8% to 19% of the employee's salary and is dependent on the age and gender. Total expense for this retirement plan in 2003 and 2002 was TCHF 306 and TCHF 468, respectively.

In the United States, the Company sponsors a 401(k) retirement plan (the "Plan") that is considered a defined contribution discretionary plan under which eligible participants may contribute up to a maximum of 80% of their pre-tax earnings subject to certain statutory limitations. The Company made no discretionary contributions to the Plan during 2003 and 2002.

## Note 9 — Income Taxes

The components of loss (income) before income taxes consist of the following:

| | 2003 | 2002 |
|---|---|---|
| Europe | (1,860) | 17,383 |
| Americas | 5,747 | 16,006 |
| Total | 3,887 | 33,389 |

The components of the provision for income taxes for the years ended December 31, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| **Current:** | | |
| Europe | 60 | 8 |
| Americas | 4 | 10 |
| Total current | 64 | 18 |
| Deferred | - | - |
| *Total provision for income taxes* | *64* | *18* |

The deferred income tax assets as of December 31, 2003 and 2002 are as follows:

| | 2003 | 2002 |
|---|---|---|
| Net operating loss carryforwards | 45,837 | 44,434 |
| Less valuation allowance | (45,837) | (44,434) |
| Total deferred tax assets | - | - |

The Company has recorded a full valuation allowance with respect to its net operating loss carryforwards since, at the present time, management expects it will not generate significant taxable income for the foreseeable future. When management believes that the realization of all or a portion of these assets is more likely than not, they will reduce the valuation allowance as appropriate. In 2003 and 2002, the change in the deferred tax asset allowance amounted to TCHF 1,403 and TCHF 17,671, respectively.

As of December 31, 2003, the Company had net operating loss carryforwards amounting to approximately TCHF 213,386, in a jurisdiction of Switzerland, which expire beginning 2007. The effective tax rate in the Canton of Basel, Switzerland, the jurisdiction of the Company's primary income generating activity, is approximately

24.8%. Day Software Holding AG does not pay any cantonal taxes, only federal taxes at 8.5%. In addition, the Company has certain net operating losses in Germany, Singapore and the United Kingdom amounting to approximately TCHF 19,036 in 2003 which will be carried forward until they are used to offset taxable income or they expire.

As of December 31, 2003, the Company had United States federal and state net operating loss carryforwards amounting to approximately TCHF 38,522. These federal and state net operating loss carryforwards expire beginning in the year 2019 and 2006, respectively. Section 382 of the United States Internal Revenue Code includes provisions that may limit the net operating loss carryforwards available for use in any given year if certain events occur, including significant changes in stock ownership.

The Company's provision for income taxes differs from the expected tax benefit amount computed by applying the statutory federal income tax rate of 8.5% and state income tax rate of 24.8% to income before income taxes as a result of the following.

The Company's effective tax rate differs from the federal statutory rate for the years ended December 31, 2003 and 2002 as follows:

| | 2003 | 2002 |
|---|---|---|
| Federal statutory rate, net of federal and cantonal benefit | 6.4% | 6.4% |
| Canton taxes, net of federal and cantonal benefit | 18.4% | 18.4% |
| Change in valuation allowance | (23.2%) | (24.8%) |
| **Effective tax rate** | **1.6%** | **0.0%** |

## Note 10 — Segment and Other Information

The Company operates predominantly in a single industry segment as a provider of enterprise software and related services. The Company's reportable operating segments are based on geographic location, which are Europe, the Americas and Asia Pacific. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intergeographic revenues primarily represent intercompany revenues which are accounted for based on established sales prices between the related companies and are eliminated in consolidation.

Geographical revenue information is based on the origin of the sales. Segments by geographic area of origin are as follows for the years ended December 31, 2003 and 2002:

| | 2003 | 2002 |
|---|---|---|
| **Revenues** | | |
| Europe | 13,020 | 11,431 |
| Americas | 2,849 | 5,000 |
| Asia Pacific | 250 | - |
| Elimination of intergeographic revenues | (1,389) | (1,700) |
| Total revenues | 14,730 | 14,731 |
| **Net loss (income)** | | |
| Europe | (1,800) | 17,391 |
| Americas | 5,751 | 16,016 |
| Total net loss | 3,951 | 33,407 |
| **Assets** | | |
| Europe | 15,869 | 20,276 |
| Americas | 2,904 | 3,653 |
| Total assets | 18,773 | 23,929 |
| **Expenditures for long-lived assets** | | |
| Europe | 46 | 591 |
| Americas | 2 | 135 |
| Total expenditures for long-lived assets | 48 | 726 |
| **Interest income** | | |
| Europe | 37 | 556 |
| Americas | 4 | 25 |
| Total interest income | 41 | 581 |
| **Interest expense** | | |
| Europe | 5 | 150 |
| Americas | - | 1 |
| Total interest expense | 5 | 151 |
| **Amortization of intangible assets** | | |
| Europe | 187 | 2,661 |
| Americas | - | - |
| Total amortization of intangible assets | 187 | 2,661 |

| | 2003 | 2002 |
|---|---|---|
| **Depreciation of fixed assets** | | |
| Europe | 1,160 | 1,471 |
| Americas | 332 | 497 |
| Total depreciation | 1,492 | 1,968 |

## Non-cash Items

| | 2003 | 2002 |
|---|---|---|
| **Restructuring charges (credits)** | | |
| Europe | (55) | 1,618 |
| Americas | (125) | 1,260 |
| Total restructuring charges (credits) | (180) | 2,878 |

## Enterprise-Wide Information

| | 2003 | 2002 |
|---|---|---|
| **Software license revenues** | | |
| Switzerland | 2,471 | 1,903 |
| Germany | 3,337 | 662 |
| United Kingdom | 123 | 721 |
| United States | 1,676 | 2,348 |
| Other foreign countries | 279 | 392 |
| Total software license revenues | 7,886 | 6,026 |
| **Service revenues** | | |
| Switzerland | 2,031 | 1,914 |
| Germany | 1,182 | 728 |
| United Kingdom | 2,235 | 3,264 |
| United States | 1,134 | 2,635 |
| Other foreign countries | 262 | 164 |
| Total service revenues | 6,844 | 8,705 |
| **Long-Lived assets** | | |
| Switzerland | 1,211 | 2,095 |
| Germany | 89 | 156 |
| United Kingdom | 141 | 361 |
| United States | 222 | 759 |
| Total long-lived assets | 1,663 | 3,371 |

# Report of the Statutory Auditors to the General Meeting of DAY Software Holding AG, Basel

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, profit and loss statements and notes) of DAY Software Holding AG for the year ended December 31, 2003, presented on page 39 through 42.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of the legal reserves (general reserve) to offset the accumulated deficit comply with Swiss law and the Company's articles of incorporation.

We recommend that, the financial statements submitted to you be approved.

Without qualifying our opinion we refer to our opinion on the consolidated financial statements of DAY Software Holding AG and subsidiaries (the "Company") where doubt about the Company's ability to continue as a going concern is addressed, to the related note disclosure in the annual report as well as to the note disclosure of the attached financial statements. In the event the Company does not achieve its budgets or the Company is not able to continue as a going concern, impairment adjustments and provisions would have to be recorded which could lead to a loss of share capital and legal reserves. In this case we refer to Art. 725 of the Swiss Code of Obligations.

KPMG Fides Peat

| | |
|---|---|
| Orlando Lanfranchi<br>Swiss Certified Accountant, Auditor in Charge | Rolf Besmer<br>Swiss Certified Accountant |

Basel, 2 April, 2004

## DAY SOFTWARE HOLDING AG
## BALANCE SHEETS

| (in thousands CHF) | December 31, 2003 | 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 1,763 | 6,366 |
| Other receivables due from third parties | 4 | 102 |
| Prepaid expenses | 5 | 5 |
| Treasury shares | 134 | 44 |
| **Total current assets** | **1,906** | **6,517** |
| **Non-current assets** | | |
| **Long-term investments and loans** | | |
| Investments in subsidiaries | 14,627 | 16,137 |
| **Total non-current assets** | **14,627** | **16,137** |
| *TOTAL ASSETS* | *16,533* | *22,654* |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Trade payables due to third parties | 38 | 21 |
| Short-term debt due to subsidiaries | 312 | - |
| Accrued liabilities | 162 | 126 |
| **Total liabilities** | **512** | **147** |
| **Shareholders' Equity** | | |
| Share capital | 11,253 | 11,223 |
| **Legal reserves** | | |
| General reserve | 10,214 | 164,618 |
| Reserve for treasury shares | 1,074 | 1,074 |
| Accumulated deficit | (6,520) | (154,408) |
| **Total shareholders' equity** | **16,021** | **22,507** |
| *TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY* | *16,533* | *22,654* |

See accompanying notes to these financial statements.

## DAY SOFTWARE HOLDING AG
## PROFIT AND LOSS STATEMENTS

| (in thousands CHF) | Year Ended December 31, 2003 | 2002 |
|---|---|---|
| **Income** | | |
| Interest income | 2,121 | 2,434 |
| Reversal of impairment charge on Treasury Shares | 90 | - |
| Other operating income | - | 56 |
| **Total income** | **2,211** | **2,490** |
| **Expenses** | | |
| Consultancy fees | (280) | (256) |
| Allowances for intercompany loans | (6,728) | (32,439) |
| Impairment charge on investments | (1,510) | (10,049) |
| Impairment charge on Treasury Shares | - | (129) |
| Bank charges | (9) | (46) |
| Foreign exchange loss | (100) | (2,524) |
| Interest expenses | - | (130) |
| Other income (expense) | (53) | 174 |
| **Loss before income taxes** | **(6,469)** | **(42,909)** |
| Tax | (51) | (5) |
| ***Net loss*** | ***(6,520)*** | ***(42,914)*** |

# Notes to the Financial Statements

(in thousands CHF except share information)

## Note 1 — Guarantees in Favor of Third Parties

| | 2003 | 2002 |
|---|---|---|
| Guarantees (total amount) | 103 | 96 |
| Pledged assets | 163 | 152 |

## Note 2 — Treasury Shares

On January 24, 2001, a member of the Board of Directors received 194 shares for his services during the build-up phase of Day Software, Inc. (formerly known as Day Interactive Corp.) in the United States. On January 29, 2001, two external consultants who supported the development of Day Software GmbH (formerly known as Day Interactive Germany GmbH) during its start-up phase also received 2,667 shares each. On December 21, 2001, 910 shares were given to an employee in exchange for his stock options at zero value. There were no treasury shares distributed during 2003 or 2002. As of December 31, 2003 and 2002, there were 9,762 treasury shares.

These treasury shares are valued at market value and are included in current assets at December 31, 2003 and 2002. In the 2002 annual report, they were included in non-current assets.

## Note 3 — Authorized and Conditional Increase of Share Capital

| | 2003 | 2002 |
|---|---|---|
| Unissued authorized share capital | 5,604 | 5,604 |
| Unissued conditional share capital | 5,559 | 5,589 |

## Note 4 — Investments in Subsidiaries

| | As of December 31, 2003 | | |
|---|---|---|---|
| Subsidiary | Amount In | Share Capital (in thousands) | % held |
| Day Management AG, Basel, Switzerland | CHF | 250.00 | 100% |
| Day Software AG, Basel, Switzerland | CHF | 100.00 | 100% |
| Day Software GmbH, Munich, Germany | EUR | 25.00 | 100% |
| Day Software, Ltd., Leamington Spa, United Kingdom | GBP | 2,800.10 | 100% |
| Day Software, Inc., Irvine, United States | USD | 420.00 | 100% |
| Day Interactive Singapore PTE Ltd., Singapore, Singapore | SGD | 100.00 | 100% |
| MarketingNet Ltd., Leamington Spa, United Kingdom | GBP | 20.80 | 100% |

## Note 5 — Shareholders

The principal shareholders of the Company (quoted on a stock exchange) are:

| | % held 2003 | % held 2002 |
|---|---|---|
| Michael Moppert | 20.16% | 20.21% |
| Roger Mäder | 13.92% | 14.10% |
| David Nüscheler | 9.81% | 9.84% |

## Note 6 — Basis of Presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Day Software Holding AG ("Day Holding") incurred a net loss of TCHF 6,520 for the year ended December 31, 2003.

Net cash used was TCHF 4,603 for the year ended December 31, 2003. As of December 31, 2003, Day Holding had TCHF 1,763 of cash and cash equivalents on hand. Day Holding's subsidiaries were cash flow positive for the three months ended December 31, 2003.

Day Holding's ability to continue as a going concern is dependent upon its ability to execute operational plans and, if necessary, to secure additional sources of liquidity.

Although no assurances can be given, management remains confident that Day Holding will be able to continue as a going concern.

## Note 7 — Appropriation of Legal Reserves (General Reserve)

The Board of Directors proposed the appropriation of the legal reserves (general reserve) to offset the accumulated deficit.

Shareholders' equity after the appropriation of the legal reserve as of December 31, 2003 and 2002 is as follows:

| | 2003 | 2002 |
|---|---|---|
| Share capital | 11,253 | 11,223 |
| Legal reserves: | | |
| General reserve | 3,694 | 10,210 |
| Reserve for treasury shares | 1,074 | 1,074 |
| Accumulated deficit | - | - |
| **Total shareholders' equity** | **16,021** | **22,507** |

There are no further matters which would require disclosure in accordance with Art. 663b CO.

# Share Data and Other Information

## Share Data as of March 31, 2004

| | |
|---|---|
| Stock exchange | SWX New Market |
| Security number | 1047421 |
| Symbol | DAYN |
| First listing date | April 3, 2000 |
| Nominal value | CHF 10 |
| Issue price | CHF 440 |
| Admitted shares | 1,125,310 |
| Free float | 56.12% |

The shareholder meeting of Day Software Holding AG will take place on May 18, 2004 in Basel, Switzerland.

## About Day (www.day.com)

Day is a provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

## A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Actual events or results, of course, could differ materially. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially from such forward-looking statements are its limited operating history, its need to stay on the forefront of technological development within its industry, and its ability to expand into new geographic markets. There is currently no public trading market in the United States for the Company's stock, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

## Additional information

### Corporate Headquarters

Daniel Heck, Investor Relations
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
F +41 61 226 98 97
E-Mail: daniel.heck@day.com

### Shareholder Register

SEGA Aktienregister AG
P.O. Box
4601 Olten, Switzerland

T +41 62 205 36 95
F +41 62 205 39 66

The English text of this 2003 Day Annual Report represents the binding version.

Day

# Q4 2003



Report for the Fourth Quarter 2003

# Day Software Holding AG
# Report for the Fourth Quarter 2003

## Highlights

- Increasing Revenues
  - 36% total revenue increase over previous quarter
  - 67% license revenue increase over previous year
- Increasing Cash Balance
  - CHF 1.7 million in positive cash flow for the quarter
- Increased Gross Profit Margin
- Profitable
  - First net income since going public in April 2000

## Results in Detail

### Quarter

Revenues for the fourth quarter of 2003 amounted to CHF 4.9 million, as compared to CHF 4.2 million for the fourth quarter of 2002. License revenues for the fourth quarter of 2003 increased 67% to CHF 3.0 million, as compared to CHF 1.8 million for the fourth quarter of 2002 and accounted for 61% of total revenues. Maintenance revenues for the fourth quarter of 2003 increased 17% to CHF 0.7 million, as compared to CHF 0.6 million for the fourth quarter of 2002. Service revenues, excluding maintenance, for the fourth quarter of 2003 decreased 33% to CHF 1.2 million, as compared to CHF 1.8 million for the fourth quarter of 2002.

In Europe, Day generated CHF 3.8 million in revenues in the fourth quarter of 2003, of which CHF 2.0 million were generated outside of Switzerland. In the United States, Day generated CHF 1.1 million in revenues in the fourth quarter of 2003, accounting for 22% of revenues in this period. Switzerland and Germany were Day's largest contributors of revenues in the fourth quarter of 2003. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.5 million of revenues for the fourth quarter of 2003.

Revenues for the fourth quarter of 2003 increased 36% to CHF 4.9 million, as compared to CHF 3.6 million for the third quarter of 2003. License revenues for the fourth quarter of 2003 increased 67% to CHF 3.0 million, as compared to CHF 1.8 million for the third quarter of 2003. Maintenance revenues for both the fourth quarter and third quarter of 2003 amounted to CHF 0.7 million. Service revenues, excluding maintenance, for the fourth quarter of 2003 increased 9% to CHF 1.2 million, as compared to CHF 1.1 million for the third quarter of 2003.

Gross profit for the fourth quarter of 2003 increased 56% to CHF 3.9 million, as compared to CHF 2.5 million for the fourth quarter of 2002 and increased 50% from CHF 2.6 million for the third quarter of 2003. The gross profit margin for the fourth quarter of 2003 increased to 80% from 59% in the fourth quarter of 2002 and 72% in the third quarter of 2003. The favorable changes are primarily the result of improvements in Day's cost structure and the continued shift of business from services to licenses.

Operating expenses for the fourth quarter of 2003 decreased 30% to CHF 3.8 million, as compared to CHF 5.4 million for the fourth quarter of 2002. The decrease in operating expenses is due to continued efforts to improve Day's cost structure. Research and development expenses decreased 39%, sales and marketing expenses decreased 28%, general and administrative expenses decreased 26% and amortisation of intangible assets decreased 84%.

Compared to the third quarter of 2003, operating expenses for the fourth quarter of 2003 increased 31% to CHF 3.8 million from CHF 2.9 million. Research and development expenses increased 8%, sales and marketing expenses increased 24% and general and administrative expenses increased 9%.

Net income for the fourth quarter of 2003 was CHF 0.2 million, as compared to a net loss of CHF 3.1 million for the fourth quarter of 2002. Basic earnings per share for the fourth quarter of 2003 was CHF 0.20 per share, compared to basic loss per share of CHF 2.77 per share for the fourth quarter of 2002. Dilutive earnings per share for the fourth quarter of 2003 was CHF 0.19 per share, compared to dilutive loss per share of CHF 2.77 per share for the fourth quarter of 2002.

Net income for the fourth quarter of 2003 was CHF 0.2 million, as compared to a net loss of CHF 0.4 million for the third quarter of 2003. Basic earnings per share for the fourth quarter of 2003 was CHF 0.20 per share, compared to basic loss per share of CHF 0.33 per share for the third quarter of 2003. Dilutive earnings per share for the fourth quarter of 2003 was CHF 0.19 per share, compared to dilutive loss per share of CHF 0.33 per share for the third quarter of 2003.

As of December 31, 2003, cash and cash equivalents amounted to CHF 5.3 million, up from CHF 3.6 million as of September 30, 2003. Total cash increase for the quarter was CHF 1.7 million, compared to cash usage of CHF 1.7 million in the third quarter of 2003. Accounts receivable increased to CHF 6.3 million at December 31, 2003 compared to CHF 4.6 million at September 30, 2003. Deferred revenues increased to CHF 3.1 million at December 31, 2003 compared to CHF 1.6 million at September 30, 2003. Days-sales outstanding decreased to 100 days in the fourth quarter of 2003 from 104 days in the third quarter of 2003.

## Full Year

Revenues for the year ended December 31, 2003 amounted to CHF 14.7 million, as compared to CHF 14.7 million for the year ended December 31, 2002. License revenues for the year ended December 31, 2003 increased 32% to CHF 7.9 million, as compared CHF 6.0 million for the year ended December 31, 2002 and accounted for 54% of total revenues. Maintenance revenues for the year ended December 31, 2003 increased 47% to CHF 2.5 million, as compared to CHF 1.7 million for the year ended December 31, 2002. Service revenues, excluding maintenance, for the year ended December 31, 2003 decreased 39% to CHF 4.3 million, as compared to CHF 7.0 million for the year ended December 31, 2002.

In Europe, Day generated CHF 11.7 million in revenues for the year ended December 31, 2003, of which CHF 7.2 million were generated outside of Switzerland. In the United States, Day generated CHF 3.0 million in revenues for the year ended December 31, 2003, accounting for 20% of revenues in this period. Switzerland and Germany were Day's largest contributors of revenues for the year ended December 31, 2003. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 1.9 million in revenues to the year ended December 31, 2003.

Gross profit for the year ended December 31, 2003 increased 116% to CHF 9.7 million, as compared to CHF 4.5 million for the year ended December 31, 2002. Gross profit was favorably impacted by the decline in service revenues, excluding maintenance revenues, due to the continued shift in this business to integration partners and due to improvements in Day's cost structure.

Operating expenses for the year ended December 31, 2003 decreased by 61% to CHF 13.9 million, as compared to CHF 35.9 million for the year ended December 31, 2002. The decrease in operating expenses is due to continued efforts to improve Day's cost structure and due to Day's completion of its restructuring plan at the end of 2002. Research and development expenses decreased 51%, sales and marketing expenses decreased 55%, general and administrative expenses decreased 59% and amortisation of intangible assets decreased 93%.

Net loss for the year ended December 31, 2003 decreased 88% to CHF 4.0 million, as compared to CHF 33.4 million for the year ended December 31, 2002. Basic and diluted loss per share for the year ended December 31, 2003 was CHF 3.52 per share, as compared to CHF 29.77 per share for the year ended December 31, 2002.

### Customer Support

New customers added in the fourth quarter include global leaders such as Best Western International and Formica. Many existing customers also made additional investments in Day software during the quarter, including DaimlerChrysler, Panalpina, Braun, AWD and Shimano.

### Partners

Day strengthened its network with strategic partners, including formalizing a joint cooperation agreement with IBM and extending to a premier partnership with Acquity Group.

### Employees

Total headcount as of December 31, 2003 and 2002 was 81 and 116 full time employees, respectively. Headcount as of December 31, 2003 was allocated as follows: research and development 20%, sales and marketing 27%, professional services 22%, administration 12% and MarketingNet 19%.

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| (in thousands CHF, except share information) (unaudited) | December 31, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 5'344 | 8'999 |
| Accounts receivable, net | 6'324 | 4'787 |
| Unbilled receivables | 102 | 300 |
| Other receivables | 72 | 103 |
| Prepaid expenses | 214 | 839 |
| **Total current assets** | **12'056** | **15'028** |
| **Non-current assets** | | |
| Property and equipment, net | 1'663 | 3'371 |
| Goodwill and intangible assets, net | 4'698 | 4'884 |
| Other assets | 356 | 646 |
| **Total non-current assets** | **6'717** | **8'901** |
| ***TOTAL ASSETS*** | ***18'773*** | ***23'929*** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | 268 | 580 |
| Deferred revenues | 3'098 | 2'963 |
| Other current liabilities | 583 | 316 |
| Accrued liabilities | 2'213 | 3'812 |
| **Total current liabilities** | **6'162** | **7'671** |
| Commitments and contingencies | | |
| **Shareholders' equity** | | |
| Share capital, CHF 10.00 par value 2,241,617 shares total, 1,125,310 shares issued and outstanding | 11'253 | 11'223 |
| Treasury shares | (1'074) | (1'074) |
| Capital reserves | 138'170 | 137'774 |
| Accumulated deficit | (135'139) | (131'188) |
| Accumulated other comprehensive loss | (599) | (477) |
| **Total shareholders' equity** | **12'611** | **16'258** |
| ***TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY*** | ***18'773*** | ***23'929*** |

**DAY SOFTWARE HOLDING AG AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF OPERATIONS**

| (in thousands CHF, except share information) (unaudited) | Three Months Ended December 31, 2003 | 2002 | Year Ended December 31, 2003 | 2002 |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Software licenses | 2'996 | 1'776 | 7'886 | 6'026 |
| Services | 1'891 | 2'393 | 6'844 | 8'705 |
| **Total revenues** | **4'887** | **4'169** | **14'730** | **14'731** |
| **Cost of revenues:** | | | | |
| Software licenses | 5 | 2 | 12 | 99 |
| Services | 979 | 1'700 | 5'058 | 10'130 |
| **Total cost of revenues** | **984** | **1'702** | **5'070** | **10'229** |
| **Gross profit** | **3'903** | **2'467** | **9'660** | **4'502** |
| **Operating expenses:** | | | | |
| Research and development | 556 | 909 | 2'653 | 5'455 |
| Sales and marketing | 2'063 | 2'870 | 7'803 | 17'416 |
| General and administrative | 779 | 1'052 | 3'057 | 7'412 |
| Amortisation of intangible assets | 47 | 294 | 187 | 2'661 |
| Stock-based compensation | 325 | 7 | 345 | 72 |
| Restructuring charges | - | 277 | (180) | 2'878 |
| **Income (Loss) from operations** | **133** | **(2'942)** | **(4'205)** | **(31'392)** |
| Interest income | 6 | 35 | 41 | 581 |
| Interest expense | - | (12) | (5) | (151) |
| Foreign exchange gain (loss) | 36 | (283) | (16) | (2'513) |
| Other income | 125 | 98 | 298 | 86 |
| **Income (Loss) before income taxes** | **300** | **(3'104)** | **(3'887)** | **(33'389)** |
| Provision for income taxes | (73) | - | (64) | (18) |
| **Net income (loss)** | **227** | **(3'104)** | **(3'951)** | **(33'407)** |
| Other comprehensive loss | (84) | (125) | (122) | (594) |
| ***Comprehensive income (loss)*** | ***143*** | ***(3'229)*** | ***(4'073)*** | ***(34'001)*** |
| ***Basic earnings (loss) per share*** | ***0.20*** | ***(2.77)*** | ***(3.52)*** | ***(29.77)*** |
| ***Dilutive earnings (loss) per share*** | ***0.19*** | ***(2.77)*** | ***(3.52)*** | ***(29.77)*** |
| **Shares used in computing basic earnings (loss) per share** | **1'124'683** | **1'122'263** | **1'122'868** | **1'122'263** |
| **Shares used in computing dilutive earnings (loss) per share** | **1'175'069** | **1'122'263** | **1'122'868** | **1'122'263** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in thousands CHF) (unaudited) | Year Ended December 31, 2003 | 2002 |
|---|---|---|
| **Net loss** | **(3'951)** | **(33'407)** |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | | |
| Depreciation of fixed assets | 1'492 | 1'968 |
| Loss on fixed asset dispositions | 189 | 69 |
| Amortisation of intangible assets | 187 | 2'661 |
| Net foreign currency exchange losses | 28 | 2'445 |
| Stock-based compensation | 392 | 118 |
| **Changes in operating assets and liabilities:** | | |
| Accounts receivable | (1'621) | 619 |
| Unbilled receivables | 199 | 510 |
| Prepaid expenses and other current assets | 640 | 112 |
| Accounts payable | (317) | (1'561) |
| Deferred revenues | 233 | 1'497 |
| Accrued liabilities | (1'319) | (4'394) |
| Other liabilities | 265 | (34) |
| **Net cash used in operating activities** | **(3'583)** | **(29'397)** |
| **Cash flows from investing activities:** | | |
| Purchases of equipment | (48) | (726) |
| Proceeds from sale of equipment | 41 | 36 |
| Cash restricted for acquisition of MarketingNet Ltd. | - | 17'492 |
| Other assets | 29 | 71 |
| **Net cash provided by investing activities** | **22** | **16'873** |
| **Cash flows from financing activities:** | | |
| Proceeds from stock option exercises | 34 | - |
| Payment on notes payable | - | (17'492) |
| **Net cash provided by (used) in financing activities** | **34** | **(17'492)** |
| **Net decrease in cash and cash equivalents** | **(3'527)** | **(30'016)** |
| Foreign currency adjustment on cash | (128) | (3'019) |
| Cash and cash equivalents at beginning of period | 8'999 | 42'034 |
| ***Cash and cash equivalents at end of period*** | ***5'344*** | ***8'999*** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

| | Share Capital Shares | Share Capital Amount | Treasury Shares | Capital Reserves | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balances, January 1, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'656** | **(97'781)** | **117** | **50'141** |
| Stock-based compensation | - | - | - | 118 | - | - | 118 |
| Net loss | - | - | - | - | (33'407) | - | (33'407) |
| Foreign currency translation | - | - | - | - | - | (594) | (594) |
| **Balances, December 31, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'774** | **(131'188)** | **(477)** | **16'258** |
| Stock-based compensation | - | - | - | 392 | - | - | 392 |
| Stock options exercised | 3'047 | 30 | - | 4 | - | - | 34 |
| Net loss | - | - | - | - | (3'951) | - | (3'951) |
| Foreign currency translation | - | - | - | - | - | (122) | (122) |
| **Balances, December 31, 2003** | **1'125'310** | **11'253** | **(1'074)** | **138'170** | **(135'139)** | **(599)** | **12'611** |

## About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX:DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, DaimlerChrysler, Deutsche Post World Net, General Electric, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

## Forward-looking Statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "company"). Words such as "expects," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and the company will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. There is currently no public trading market in the United States for the company's stock, and the company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

### For further information


Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail: daniel.heck@day.com


The English text of this report represents the binding version.

[redacted] Day


3rd Quarter 2003

# Report for the Third Quarter 2003

## Highlights

- ☐ Total revenue CHF 3.6 million
- ☐ License revenue CHF 1.8 million, accounting for 50% of total revenues
- ☐ Loss from operations decreased 94% as compared to the third quarter of 2002
- ☐ Intensified cooperation with global industry leaders: Successful Global Content Management Summit with blue chip customers such as McDonald's, DaimlerChrysler, Volkswagen, Audi, Shimano, TNT, and public sector's organizations in Zurich, Switzerland.

## Comment on the Business

"By reaching the break even point this quarter, Day achieved a major financial objective. Our third quarter results continued to trend positively, including significant increases in license revenue and gross profit, and major decreases in operating expenses and loss from operations. Continued organic revenue growth and profitability remain our primary focus for the remainder of the year and for 2004," said Michael Moppert, Chairman and CEO of Day Software.

"Our mission to provide Global Content Management software that successfully supports leading blue chip customers in their continued worldwide rollout of Web-based systems is paying off," continued Moppert. "The discussions we had with global leaders, such as McDonald's, DaimlerChrysler and Volkswagen, during our recent Global Content Management Summit validated this strategy. Our customers are pleased by the flexibility, scalability, ease of use and substantial return on investment that our flagship product Communiqué provides. We have received strong encouragement and highly valuable input for future product development and we believe that the current momentum of the company, the continued recovery of the technology market and the support of our leading customers give us a solid platform for a successful 2004."

## Results in Detail

### Quarter

Revenues for the third quarter of 2003 amounted to CHF 3.6 million, as compared to CHF 3.7 million for the third quarter of 2002. License revenues for the third quarter of 2003 increased 20% to CHF 1.8 million, as compared to CHF 1.5 million for the third quarter of 2002 and accounted for 50% of total revenues. Maintenance revenues for the third quarter of 2003 increased 75% to CHF 0.7 million, as compared to CHF 0.4 million for the third quarter of 2002. Service revenues, excluding maintenance, for the third quarter of 2003 decreased 35% to CHF 1.1 million, as compared to CHF 1.7 million for the third quarter of 2002.

In Europe, Day generated CHF 2.9 million in revenues in the third quarter of 2003, of which CHF 1.7 million were generated outside of Switzerland. In the United States, Day generated CHF 0.7 million in revenues in the third quarter of 2003, accounting for 20% of revenues in this period. Switzerland and Germany were Day's largest contributors of revenues in the third quarter of 2003. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.5 million of revenues for the third quarter of 2003.

Revenues for the third quarter of 2003 increased 33% to CHF 3.6 million, as compared to CHF 2.7 million for the second quarter of 2003. License revenues for the third quarter of 2003 increased 50% to CHF 1.8 million, as compared to CHF 1.2 million for the second quarter of 2003. Maintenance revenues for the third quarter of 2003 increased 17% to CHF 0.7 million, as compared to CHF 0.6 million for the second quarter of 2003. Service revenues, excluding maintenance, increased 22% to CHF 1.1 million, as compared to CHF 0.9 million for the second quarter of 2003.

Gross profit for the third quarter of 2003 increased 73% to CHF 2.6 million, as compared to CHF 1.5 million for the third quarter of 2002 and increased 86% from CHF 1.4 million for the second quarter of 2003. The gross profit margin for the third quarter of 2003 increased to 72% from 41% in the third quarter of 2002 and 52% in the second quarter of 2003. The favorable changes are primarily the result of improvements in Day's cost structure and the continued shift of business from services to licenses.

Operating expenses for the third quarter of 2003 decreased 56% to CHF 2.9 million, as compared to CHF 6.6 million for the third quarter of 2002. The decrease in operating expenses is due to continued efforts to improve Day's cost structure and due to some nonrecurring accrual reversals in the third quarter of 2003. Research and development expenses decreased 56%, sales and marketing expenses decreased 48%, general and administrative expenses decreased 51% and amortisation of intangible assets decreased 94%.

Compared to the second quarter of 2003, operating expenses for the third quarter of 2003 decreased 24% to CHF 2.9 million from CHF 3.8 million. Research and development expenses decreased 37%, sales and marketing expenses decreased 23% and general and administrative expenses decreased 4%.

Net loss for the third quarter of 2003 decreased 92% to CHF 0.4 million, as compared to CHF 5.1 million for the third quarter of 2002. Basic and diluted loss per share for the third quarter of 2003 was CHF 0.33 per share, compared to CHF 4.55 per share for the third quarter of 2002.

Compared to the second quarter of 2003, the net loss for the third quarter of 2003 decreased 81% to CHF 0.4 million from CHF 2.1 million. Basic and diluted loss per share for the third quarter of 2003 was CHF 0.33 per share, compared to CHF 1.9 per share for the second quarter of 2003.

As of September 30, 2003, cash and cash equivalents amounted to CHF 3.6 million, down from CHF 5.3 million as of June 30, 2003. Total cash usage for the quarter was CHF 1.7 million, up from CHF 1.4 million in the second quarter of 2003. Accounts receivable increased to CHF 4.6 million at September 30, 2003 compared to CHF 3.7 million at June 30, 2003. Deferred revenues decreased to CHF 1.6 million at September 30, 2003 compared to CHF 1.8 million at June 30, 2003. Days-sales outstanding decreased to 115 days in the third quarter of 2003 from 123 days in the second quarter of 2003.

## Year to Date

Revenues for the nine months ended September 30, 2003 amounted to CHF 9.8 million, as compared to CHF 10.6 million for the nine months ended September 30, 2002. License revenues for the nine months ended September 30, 2003 increased 14% to CHF 4.9 million, as compared CHF 4.3 million for the nine months ended September 30, 2002 and accounted for 50% of total revenues. Maintenance revenues for the nine months ended September 30, 2003 increased 50% to CHF 1.8 million, as compared to CHF 1.2 million for the nine months ended September 30, 2002. Service revenues, excluding maintenance, for the nine months ended September 30, 2003 decreased 40% to CHF 3.1 million, as compared to CHF 5.2 million for the nine months ended September 30, 2002.

In Europe, Day generated CHF 7.8 million in revenues for the nine months ended September 30, 2003, of which CHF 5.1 million were generated outside of Switzerland. In the United States, Day generated CHF 2.0 million in revenues for the nine months ended September 30, 2003, accounting for 20% of revenues in this period. Switzerland and Germany were Day's largest contributors of revenues for the nine months ended September 30, 2003. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 1.5 million in revenues to the nine months ended September 30, 2003.

Gross profit for the nine months ended September 30, 2003 increased 190% to CHF 5.8 million, as compared to CHF 2.0 million for the nine-months ended September 30, 2002. Gross profit was favorably impacted by the decline in service revenues, excluding maintenance revenues, due to the continued shift in this business to integration partners and due to improvements in Day's cost structure and increasing revenues.

Operating expenses for the nine months ended September 30, 2003 decreased by 67% to CHF 10.1 million, as compared to CHF 30.5 million for the nine months ended September 30, 2002. The decrease in operating expenses is due to continued efforts to improve Day's cost structure and due to some nonrecurring accrual reversals in the third quarter of 2003. Research and development expenses decreased 54%, sales and marketing expenses decreased 61%, general and administrative expenses decreased 64% and amortisation of intangible assets decreased 94%. Restructuring charges were also down substantially as Day completed its restructuring plan in the end of 2002.

Net loss for the nine months ended September 30, 2003 decreased 86% to CHF 4.2 million, as compared to CHF 30.3 million for the nine months ended September 30, 2002. Basic and diluted loss per share for the nine months ended September 30, 2003 was CHF 3.72 per share, as compared to CHF 27.00 per share for the nine months ended September 30, 2002.

## Customers

In the third quarter, Day won new license customers which include, but are not limited to the Economic Development Board and Volkswagen Asia. Day also expanded its licenses with McDonald's and DaimlerChrysler.

## Partners

Partners are an integral part of Day's business strategy. Consulting partners continue to implement the majority of Day's license volume, while VAR partners have been added to create new sales channel opportunities for the company. Day's new partners include Burntsand and 3Di. Day has also continued to provide training to partners and customers to increase its base of certified Communiqué developers.

## Employees

Total headcount as of September 30, 2003 and 2002 was 85 and 144 full time employees, respectively. Headcount as of September 30, 2003 was allocated as follows: research and development 18%, sales and marketing 26%, professional services 21%, administration 13% and MarketingNet 22%.

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| (in thousands CHF, except share information) (unaudited) | September 30, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 3'635 | 8'999 |
| Accounts receivable, net | 4'577 | 4'787 |
| Unbilled receivables | 214 | 300 |
| Other receivables | 236 | 103 |
| Prepaid expenses | 566 | 839 |
| **Total current assets** | **9'228** | **15'028** |
| **Non-current assets** | | |
| Property and equipment, net | 2'104 | 3'371 |
| Goodwill and intangible assets, net | 4'744 | 4'884 |
| Other assets | 383 | 646 |
| **Total non-current assets** | **7'231** | **8'901** |
| ***TOTAL ASSETS*** | ***16'459*** | ***23'929*** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | 362 | 580 |
| Deferred revenues | 1'568 | 2'963 |
| Other current liabilities | 238 | 316 |
| Accrued liabilities | 2'194 | 3'812 |
| **Total current liabilities** | **4'362** | **7'671** |
| Commitments and contingencies | | |
| **Shareholders' equity** | | |
| Share capital, CHF 10.00 par value 2,241,617 shares total, 1,122,263 shares issued and outstanding | 11'223 | 11'223 |
| Treasury shares | (1'074) | (1'074) |
| Capital reserves | 137'829 | 137'774 |
| Accumulated deficit | (135'366) | (131'188) |
| Accumulated other comprehensive loss | (515) | (477) |
| **Total shareholders' equity** | **12'097** | **16'258** |
| ***TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY*** | ***16'459*** | ***23'929*** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in thousands CHF, except share information) | Three Months Ended September 30, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| (unaudited) | 2003 | 2002 | 2003 | 2002 |
| **Revenues:** | | | | |
| Software licenses | 1'825 | 1'544 | 4'890 | 4'250 |
| Services | 1'760 | 2'136 | 4'953 | 6'312 |
| **Total revenues** | **3'585** | **3'680** | **9'843** | **10'562** |
| **Cost of revenues:** | | | | |
| Software licenses | | 2 | 7 | 97 |
| Services | 1'016 | 2'165 | 4'079 | 8'430 |
| **Total cost of revenues** | **1'016** | **2'167** | **4'086** | **8'527** |
| **Gross profit** | **2'569** | **1'513** | **5'757** | **2'035** |
| **Operating expenses:** | | | | |
| Research and development | 514 | 1'170 | 2'097 | 4'546 |
| Sales and marketing | 1'666 | 3'228 | 5'740 | 14'546 |
| General and administrative | 713 | 1'463 | 2'278 | 6'360 |
| Amortisation of intangible assets | 47 | 789 | 140 | 2'367 |
| Stock-based compensation | 7 | 7 | 20 | 65 |
| Restructuring charges | (62) | (42) | (180) | 2'601 |
| **Loss from operations** | **(316)** | **(5'102)** | **(4'338)** | **(28'450)** |
| Interest income | 5 | 47 | 35 | 546 |
| Interest expense | | (1) | (5) | (139) |
| Foreign exchange gain (loss) | (25) | (44) | (52) | (2'230) |
| Other income (expense) | (36) | (1) | 173 | (12) |
| **Loss before income taxes** | **(372)** | **(5'101)** | **(4'187)** | **(30'285)** |
| Provision for income taxes | | (8) | 9 | (18) |
| **Net loss** | **(372)** | **(5'109)** | **(4'178)** | **(30'303)** |
| Other comprehensive income (loss) | (30) | (33) | (38) | (469) |
| ***Comprehensive loss*** | ***(402)*** | ***(5'142)*** | ***(4'216)*** | ***(30'772)*** |
| ***Basic and diluted loss per share*** | ***(0.33)*** | ***(4.55)*** | ***(3.72)*** | ***(27.00)*** |
| **Shares used in computing basic and diluted loss per share** | **1'122'263** | **1'122'263** | **1'122'263** | **1'122'263** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in thousands CHF) (unaudited) | Nine Months Ended September 30, 2003 | 2002 |
|---|---|---|
| **Net loss** | **(4'178)** | **(30'303)** |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | | |
| Depreciation of fixed assets | 1'166 | 1'473 |
| Loss on fixed asset dispositions | 115 | 45 |
| Amortisation of intangible assets | 140 | 2'367 |
| Net foreign currency exchange losses | 56 | 1'884 |
| Stock-based compensation | 55 | 100 |
| **Changes in operating assets and liabilities:** | | |
| Accounts receivable | 190 | 1'913 |
| Unbilled receivables | 86 | 347 |
| Prepaid expenses and other current assets | 130 | (92) |
| Accounts payable | (218) | (1'245) |
| Deferred revenues | (1'358) | 85 |
| Accrued liabilities | (1'367) | (4'065) |
| Other liabilities | (83) | 10 |
| **Net cash used in operating activities** | **(5'266)** | **(27'481)** |
| **Cash flows from investing activities:** | | |
| Purchases of equipment | (45) | (718) |
| Proceeds from sale of equipment | 12 | 23 |
| Cash restricted for acquisition of MarketingNet Ltd. | | 17'492 |
| Other assets | 22 | 27 |
| **Net cash provided by (used in) investing activities** | **(11)** | **16'824** |
| **Cash flows from financing activities:** | | |
| Payment on notes payable | | (17'493) |
| **Net cash used in financing activities** | **-** | **(17'493)** |
| **Net decrease in cash and cash equivalents** | **(5'277)** | **(28'150)** |
| Foreign currency adjustment on cash | (87) | (2'388) |
| Cash and cash equivalents at beginning of period | 8'999 | 42'034 |
| ***Cash and cash equivalents at end of period*** | ***3'635*** | ***11'496*** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

| | Share Capital | | Treasury | Capital | Accumulated | Accumulated Other Comprehensive | Total Shareholders' |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Reserves | Deficit | Income (Loss) | Equity |
| **Balances, January 1, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'656** | **(97'781)** | **117** | **50'141** |
| Stock-based compensation | - | - | - | 118 | - | - | 118 |
| Net loss | - | - | - | - | (33'407) | - | (33'407) |
| Foreign currency translation | - | - | - | - | - | (594) | (594) |
| **Balances, December 31, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'774** | **(131'188)** | **(477)** | **16'258** |
| Stock-based compensation | - | - | - | 55 | - | - | 55 |
| Net loss | - | - | - | - | (4'178) | - | (4'178) |
| Foreign currency translation | - | - | - | - | - | (38) | (38) |
| **Balances, September 30, 2003** | **1'122'263** | **11'223** | **(1'074)** | **137'829** | **(135'366)** | **(515)** | **12'097** |

## About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

## A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

### For further information


Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail: daniel.heck@day.com


The English text of this report represents the binding version.

Day


2nd Quarter 2003

# Report for the Second Quarter 2003

## Highlights

- Total revenue CHF 2.7 million
- License revenue CHF 1.2 million, accounting for 45% of total revenues
- Loss from operations decreased 83% as compared to the second quarter of 2002
- New customers included DaimlerChrysler and Deutsche Post World Net
- Continuation of work for Blue Chip Customers like Volkswagen Group, McDonald's, Johnson Controls, Shimano, and 3M

## Comment on the Business

"In the first half of 2003 we saw a continuation of the major trends that we set in motion a year ago: Increasing license revenues and aggressive reduction of cost and losses. We continued to grow our business successfully with existing clients and gain market share by securing new business with some of our competitors' key customers, including Volkswagen Group, DaimlerChrysler and Deutsche Post World Net," said Michael Moppert, Chairman and CEO of Day Software. "At the same time we continued to organically grow our business throughout our customers' international operations and to expand our software footprint within the enterprise. For example, our project with McDonald's is growing internationally and now includes digital asset management capabilities in addition to content management."

"Day's financial results in the first half of 2003 positively reflect a continued shift in our sales and services model to one that is more partner-centric. As we continue to attract more consulting and reseller partners and drive higher license revenues with an expanded portfolio of software products, the company is on track to profitability," continued Moppert.

## Results in Detail

### Quarter

Revenues for the second quarter of 2003 amounted to CHF 2.7 million, compared to CHF 3.6 million for the second quarter of 2002. License revenues decreased by 20% over the same period in the prior year to CHF 1.2 million and accounted for 45% of total revenues. Maintenance revenues increased 34% to CHF 0.6 million, as compared to CHF 0.4 million for the same period in the prior year. Service revenues, excluding maintenance, decreased by 43% to CHF 0.9 million from CHF 1.6 million for the same period in the prior year.

In Europe, Day generated CHF 2.4 million in revenues in the second quarter of 2003, of which CHF 1.8 million were generated outside of Switzerland. In the United States, revenues were CHF 0.3 million, accounting for 12% of total quarterly revenues. With respect to revenues, Switzerland and

Germany were Day's largest contributors in the second quarter. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.5 million in quarterly revenues.

Revenues for the second quarter of 2003 decreased 23% to CHF 2.7 million, as compared to the first quarter of 2003. License revenues for the second quarter of 2003 decreased by 34% to CHF 1.2 million, as compared to the first quarter of 2003. Maintenance revenues for the second quarter of 2003 increased by 5% to CHF 0.6 million, as compared to the first quarter of 2003. Service revenues, excluding maintenance, continued to decline from the first quarter of 2003 as the company continues to shift this business to integration partners.

Gross profit for the second quarter of 2003 was CHF 1.4 million, as compared to CHF 1.0 million for the same period in the prior year. Since the first quarter of 2003, gross profit decreased from CHF 1.8 million. The gross profit margin for the second quarter of 2003 increased to 51% from 29% for the same period in the prior year and remained unchanged from the first quarter of 2003. The favorable change from the same period in the prior year is primarily the result of improvements in Day's cost structure and the continued shift of business from services to licenses.

Operating expenses for the second quarter of 2003 decreased by 63% from CHF 10.2 million in the same period last year to CHF 3.8 million in the current year. This decrease is due to a 47% decrease in research and development expenses, a 51% decrease in sales and marketing expenses, a 62% decrease in general and administrative expenses and a 94% decrease in amortisation of intangible assets. Restructuring charges were also down substantially as Day completed its restructuring plan in the end of 2002.

Compared to the first quarter of 2003, operating expenses increased by 9% from CHF 3.4 million to CHF 3.8 million. Research and development expenses increased by 5%, sales and marketing expenses increased by 13%, and general and administrative expenses decreased by 10% from the first quarter of 2003.

Net loss for the second quarter of 2003 was CHF 2.1 million, compared to a net loss of CHF 10.9 million for the same period last year. Basic and diluted loss per share for the second quarter of 2003 was CHF 1.90 per share, compared to CHF 9.69 per share for the same period last year.

Compared to the first quarter of 2003, the net loss increased 27% from CHF 1.7 million to CHF 2.1 million. Basic and diluted loss per share for the second quarter of 2003 was CHF 1.90 per share, compared to CHF 1.49 per share for the first quarter of 2003.

As of June 30, 2003, cash and cash equivalents amounted to CHF 5.3 million, down from CHF 6.7 million as of March 31, 2003. Total cash usage for the quarter was CHF 1.4 million, down from CHF 2.3 million in the first quarter of 2003. Accounts receivable at the end of the second quarter amounted to CHF 3.7 million, compared to CHF 3.9 million at the end of the first quarter of 2003. Deferred revenues decreased from CHF 2.3 million at the end of the first quarter of 2003 to CHF 1.8 million at the end of the second quarter of 2003. Days-sales outstanding increased from 99 days in the first quarter of 2003 to 123 days in the second quarter of 2003.

## Half Year

Revenues for the first six months of 2003 amounted to CHF 6.3 million, compared to CHF 6.9 million for the first six months of 2002. License revenues increased 13% compared to the same period in the prior year to CHF 3.1 million and accounted for 49% of total revenues. Maintenance revenues increased 57% to CHF 1.2 million, as compared to CHF 0.8 million for the same period in the prior year. Service revenues, excluding maintenance, decreased by 41% to CHF 2.0 million from CHF 3.4 million for the same period in the prior year.

In Europe, Day generated CHF 5.0 million in revenues for the first six months of 2003, of which CHF 3.4 million were generated outside of Switzerland. In the United States, revenues were CHF 1.2 million, accounting for 20% of revenues for the first six months of 2003. With respect to revenues, Switzerland and Germany were Day's largest contributors for the first six months of 2003. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 1.0 million in revenues for the first six months of 2003.

Gross profit increased from CHF 0.5 million in the first six months of 2002 to CHF 3.2 million for the first six months of 2003. Gross profit was favorably impacted by the decline in service revenues, excluding maintenance revenues, due to the continued shift in this business to integration partners and due to improvements in Day's cost structure and increasing revenues.

Operating expenses decreased by 70% to CHF 7.2 million for the six months of 2003 as compared to CHF 23.9 million for the first six months of 2002. This decrease is due to a 53% decrease in research and development expenses, a 64% decrease in sales and marketing expenses, a 68% decrease in general and administrative expenses, and a 94% decrease in amortisation of intangible assets. Restructuring charges were also down substantially as Day completed its restructuring plan in the end of 2002.

Net loss for the first six months of 2003 decreased 85% to CHF 3.8 million from CHF 25.2 million for the same period last year. Basic and diluted loss per share for the first six months of 2003 decreased 85% to CHF 3.39 per share from CHF 22.45 per share for the same period last year.

## Customers

In the second quarter, Day won new license customers which include, but are not limited to, DaimlerChrysler and Deutsche Post World Net.

## Partners

Partners are an integral part of Day's business strategy. Consulting partners continue to implement the majority of Day's license volume, while VAR partners have recently been added to create new sales channel opportunities for the company. Day's VAR partners include Wipro, Gedas and Cobolt Group. Day has also continued to provide training to partners and customers to increase its base of certified Communiqué developers.

## Employees

Total headcount as of June 30, 2003 and 2002 was 90 and 170 full time employees, respectively. Headcount as of June 30, 2003 was allocated as follows: research and development 18%, sales and marketing 26%, professional services 21%, administration 13% and MarketingNet 22%.

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| (in thousands CHF, except share information) (unaudited) | June 30, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 5'299 | 8'999 |
| Accounts receivable, net | 3'728 | 4'787 |
| Unbilled receivables | 41 | 300 |
| Other receivables | 160 | 103 |
| Prepaid expenses | 594 | 839 |
| **Total current assets** | **9'822** | **15'028** |
| **Non-current assets** | | |
| Property and equipment, net | 2'581 | 3'371 |
| Goodwill and intangible assets, net | 4'791 | 4'884 |
| Other assets | 398 | 646 |
| **Total non-current assets** | **7'770** | **8'901** |
| *TOTAL ASSETS* | *17'592* | *23'929* |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | 378 | 580 |
| Deferred revenues | 1'805 | 2'963 |
| Other current liabilities | 390 | 316 |
| Accrued liabilities | 2'538 | 3'812 |
| **Total current liabilities** | **5'111** | **7'671** |
| Commitments and contingencies | | |
| **Shareholders' equity** | | |
| Share capital, CHF 10.00 par value 2,241,617 shares total, 1,122,263 shares issued and outstanding | 11'223 | 11'223 |
| Treasury shares | (1'074) | (1'074) |
| Capital reserves | 137'811 | 137'774 |
| Accumulated deficit | (134'994) | (131'188) |
| Accumulated other comprehensive loss | (485) | (477) |
| **Total shareholders' equity** | **12'481** | **16'258** |
| *TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY* | *17'592* | *23'929* |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in thousands CHF, except share information) (unaudited) | Six Months Ended June 30, 2003 | 2002 | Three Months Ended June 30, 2003 | 2002 |
|---|---|---|---|---|
| **Revenues:** | | | | |
| Software licenses | 3'065 | 2'706 | 1'216 | 1'516 |
| Services | 3'193 | 4'176 | 1'513 | 2'066 |
| **Total revenues** | **6'258** | **6'882** | **2'729** | **3'582** |
| **Cost of revenues:** | | | | |
| Software licenses | 7 | 95 | 1 | 62 |
| Services | 3'063 | 6'265 | 1'345 | 2'482 |
| **Total cost of revenues** | **3'070** | **6'360** | **1'346** | **2'544** |
| **Gross profit** | **3'188** | **522** | **1'383** | **1'038** |
| **Operating expenses:** | | | | |
| Research and development | 1'583 | 3'376 | 811 | 1'531 |
| Sales and marketing | 4'074 | 11'318 | 2'163 | 4'428 |
| General and administrative | 1'565 | 4'897 | 741 | 1'931 |
| Amortisation of intangible assets | 93 | 1'578 | 46 | 789 |
| Stock-based compensation | 13 | 58 | 6 | 6 |
| Restructuring charges | (118) | 2'643 | - | 1'521 |
| **Loss from operations** | **(4'022)** | **(23'348)** | **(2'384)** | **(9'168)** |
| Interest income | 30 | 498 | 14 | 167 |
| Interest expense | (5) | (138) | (4) | (33) |
| Foreign exchange gain (loss) | (27) | (2'184) | 41 | (1'846) |
| Other income (expense) | 209 | (12) | 205 | 10 |
| **Loss before income taxes** | **(3'815)** | **(25'184)** | **(2'128)** | **(10'870)** |
| Provision for income taxes | 9 | (10) | (4) | (6) |
| **Net loss** | **(3'806)** | **(25'194)** | **(2'132)** | **(10'876)** |
| Other comprehensive income (loss) | (8) | (436) | 23 | (352) |
| ***Comprehensive loss*** | ***(3'814)*** | ***(25'630)*** | ***(2'109)*** | ***(11'228)*** |
| ***Basic and diluted loss per share*** | ***(3.39)*** | ***(22.45)*** | ***(1.90)*** | ***(9.69)*** |
| **Shares used in computing basic and diluted loss per share** | **1'122'263** | **1'122'263** | **1'122'263** | **1'122'263** |

**DAY SOFTWARE HOLDING AG AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| (in thousands CHF) (unaudited) | Six Months Ended June 30, 2003 | 2002 |
|---|---|---|
| **Net loss** | **(3'806)** | **(25'194)** |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | | |
| Depreciation of fixed assets | 798 | 1'010 |
| Loss on fixed asset dispositions | 7 | 30 |
| Amortisation of intangible assets | 93 | 1'578 |
| Net foreign currency exchange losses | 27 | 1'873 |
| Stock-based compensation | 37 | 84 |
| **Changes in operating assets and liabilities:** | | |
| Accounts receivable | 1'125 | 1'702 |
| Unbilled receivables | 260 | 426 |
| Prepaid expenses and other current assets | 183 | (344) |
| Accounts payable | (208) | (541) |
| Deferred revenues | (1'150) | (75) |
| Accrued liabilities | (1'040) | (2'747) |
| Other liabilities | 65 | 117 |
| **Net cash used in operating activities** | **(3'609)** | **(22'081)** |
| **Cash flows from investing activities:** | | |
| Purchases of equipment | (25) | (713) |
| Proceeds from sale of equipment | 2 | - |
| Cash restricted for acquisition of MarketingNet Ltd. | - | 17'492 |
| Other assets | 14 | 16 |
| **Net cash provided by (used in) investing activities** | **(9)** | **16'795** |
| **Cash flows from financing activities:** | | |
| Payment on notes payable | - | (17'492) |
| **Net cash used in financing activities** | **-** | **(17'492)** |
| **Net decrease in cash and cash equivalents** | **(3'618)** | **(22'778)** |
| Foreign currency adjustment on cash | (82) | (2'329) |
| Cash and cash equivalents at beginning of period | 8'999 | 42'034 |
| ***Cash and cash equivalents at end of period*** | ***5'299*** | ***16'927*** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

| | Share Capital Shares | Share Capital Amount | Treasury Shares | Capital Reserves | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balances, January 1, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'656** | **(97'781)** | **117** | **50'141** |
| Stock-based compensation | - | - | - | 118 | - | - | 118 |
| Net loss | - | - | - | - | (33'407) | - | (33'407) |
| Foreign currency translation | - | - | - | - | - | (594) | (594) |
| **Balances, December 31, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'774** | **(131'188)** | **(477)** | **16'258** |
| Stock-based compensation | - | - | - | 37 | - | - | 37 |
| Net loss | - | - | - | - | (3'806) | - | (3'806) |
| Foreign currency translation | - | - | - | - | - | (8) | (8) |
| **Balances, June 30, 2003** | **1'122'263** | **11'223** | **(1'074)** | **137'811** | **(134'994)** | **(485)** | **12'481** |

## About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Audi, Escada, General Electric, Hugo Boss, Intercontinental Hotels Group, McDonald's, UBS and Volkswagen.

## A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

### For further information


Daniel Heck
Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail: daniel.heck@day.com


The English text of this report represents the binding version.

# [redacted] Day


1st Quarter 2003

# Report for the First Quarter 2003

## Highlights

### As compared to the first quarter of 2002:

- Total revenue increased 7%
- License revenue increased 55%
- Loss from operations decreased 88%
- New customers included Volkswagen, Audi, the city of Zurich and the Ministry of Finance, Beijing
- Continuation of work for Blue Chip Customers like McDonald's, Johnson Controls, Shimano, 3M, the metro system of Paris and the Swiss Ministry of Defense

## Results in Detail

### Quarter

Revenues for the first quarter of 2003 amounted to CHF 3.5 million, compared to CHF 3.3 million in the first quarter of 2002. License revenues increased by 55% over the same period in the prior year to CHF 1.8 million and accounted for 52% of total revenues. Maintenance revenues increased 91% to CHF 0.6 million, as compared to CHF 0.3 million for the same period in the prior year. Service revenues, excluding maintenance, decreased by 39% to CHF 1.1 million from CHF 1.8 million for the same period in the prior year.

In Europe, Day generated CHF 2.6 million in revenues in the first quarter of 2003, of which CHF 1.6 million were generated outside of Switzerland. In the United States, revenues were CHF 0.9 million, accounting for 26% of total quarterly revenues. With respect to revenues, Switzerland and the United States were Day's largest contributors in the first quarter. Day's subsidiary in the United Kingdom, MarketingNet, contributed CHF 0.5 million in quarterly revenues.

Revenues for the first quarter of 2003 decreased 15% to CHF 3.5 million, as compared to the fourth quarter of 2002. License revenues for the first quarter of 2003 increased by 4% to CHF 1.8 million, as compared to the fourth quarter of 2002. Maintenance revenues for the first quarter of 2003 increased by 3% to CHF 0.6 million, as compared to the fourth quarter of 2002. Service revenues, excluding maintenance, continued to decline from the fourth quarter of 2002 as the company shifts this business to integration partners.

Gross profit for the first quarter of 2003 was CHF 1.8 million, as compared to a loss of CHF 0.5 million for the same period in the prior year. Since the fourth quarter of 2002, gross profit decreased from CHF 2.5 million. The gross profit margin for the first quarter of 2003 increased to 51% from negative 16% for the same period in the prior year and decreased from 59% in the fourth quarter of 2002. The favorable change from the same period in the prior year is primarily the result of improvements in Day's cost structure and increasing revenues. The deterioration from the fourth quarter of 2002 is a result of lower service revenues on a services cost base that was not lowered until the end of the first quarter of 2003.

Operating expenses for the first quarter of 2003 decreased by 75% from CHF 13.7 million in the same period last year to CHF 3.4 million in the current year. This decrease is due to operating expense decreases which include research and development (down 58%), sales and marketing (down 72%), general and administrative (down 72%), and amortisation of goodwill and intangible assets (down 94%). Restructuring charges were also down substantially as Day completed its restructuring plan in the end of 2002.

Compared to the fourth quarter of 2002, operating expenses were reduced by 36% from CHF 5.4 million to CHF 3.4 million. Research and development expenses were reduced by 15%, sales and marketing expenses were reduced by 33%, and general and administrative expenses were reduced by 22% from the fourth quarter of 2002.

Net loss for the first quarter of 2003 was CHF 1.7 million, compared to a net loss of CHF 14.3 million for the same period last year. Basic and diluted loss per share for the first quarter of 2003 was CHF 1.49, compared to a loss of CHF 12.76 per share for the same period last year.

Compared to the fourth quarter of 2002, the net loss was reduced 46% from CHF 3.1 million to CHF 1.7 million. Basic and diluted loss per share decreased 46% from CHF 2.77 to CHF 1.49 per share.

As of March 31, 2003, cash and cash equivalents amounted to CHF 6.7 million, down from CHF 9.0 million as of December 31, 2002. Total cash usage for the quarter was CHF 2.3 million, down from CHF 2.5 million in the fourth quarter of 2002. Accounts receivable at the end of the first quarter amounted to CHF 3.9 million, compared to CHF 4.8 million at the end of the fourth quarter of 2002. Deferred revenues decreased from CHF 3.0 million at the end of the fourth quarter of 2002 to CHF 2.3 million at the end of the first quarter of 2003. Days-sales outstanding improved from 103 days in the fourth quarter of 2002 to 99 days in the first quarter of 2003.

## Customers

In the first quarter, Day won new license customers which include, but are not limited to, Volkswagen, Audi and the city of Zurich.

## Partners

Partners are an integral part of Day's business strategy. Consulting partners continue to implement the majority of Day's license volume, while VAR partners have recently been added to create new sales channel opportunities for the company. Day's VAR partners include Euro RSCG and Valtech, both located in France, and E-Tree in Italy. Day has also continued to provide training to partners and customers to increase its base of certified Communiqué developers.

## Employees

Total headcount as of March 31, 2003 and 2002 was 107 and 204 full time employees, respectively. Headcount as of March 31, 2003 was allocated as follows: research and development 15%, sales and marketing 25%, professional services 26%, administration 15% and MarketingNet 19%.

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS

| (in thousands CHF, except share information) (unaudited) | March 31, 2003 | December 31, 2002 |
|---|---|---|
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | 6'726 | 8'999 |
| Accounts receivable, net | 3'887 | 4'787 |
| Unbilled receivables | 448 | 300 |
| Other receivables | 143 | 103 |
| Prepaid expenses | 632 | 839 |
| **Total current assets** | **11'836** | **15'028** |
| **Non-current assets** | | |
| Property and equipment, net | 2'943 | 3'371 |
| Goodwill and intangible assets, net | 4'838 | 4'884 |
| Other assets | 630 | 646 |
| **Total non-current assets** | **8'411** | **8'901** |
| ***TOTAL ASSETS*** | ***20'247*** | ***23'929*** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | 335 | 580 |
| Deferred revenues | 2'326 | 2'963 |
| Other current liabilities | 256 | 316 |
| Accrued liabilities | 2'759 | 3'812 |
| **Total current liabilities** | **5'676** | **7'671** |
| Commitments and contingencies | | |
| **Shareholders' equity** | | |
| Share capital, CHF 10.00 par value 2,241,617 shares total, 1,122,263 shares issued and outstanding | 11'223 | 11'223 |
| Treasury shares | (1'074) | (1'074) |
| Capital reserves | 137'792 | 137'774 |
| Accumulated deficit | (132'862) | (131'188) |
| Accumulated other comprehensive loss | (508) | (477) |
| **Total shareholders' equity** | **14'571** | **16'258** |
| ***TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY*** | ***20'247*** | ***23'929*** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in thousands CHF, except share information) (unaudited) | Quarter Ended March 31, 2003 | 2002 |
|---|---|---|
| **Revenues:** | | |
| Software licenses | 1'849 | 1'190 |
| Services | 1'680 | 2'110 |
| **Total revenues** | **3'529** | **3'300** |
| **Cost of revenues:** | | |
| Software licenses | 6 | 33 |
| Services | 1'718 | 3'783 |
| **Total cost of revenues** | **1'724** | **3'816** |
| **Gross profit** | **1'805** | **(516)** |
| **Operating expenses:** | | |
| Research and development | 772 | 1'845 |
| Sales and marketing | 1'911 | 6'890 |
| General and administrative | 824 | 2'966 |
| Amortisation of intangible assets | 47 | 789 |
| Stock-based compensation | 7 | 52 |
| Restructuring charges | (118) | 1'122 |
| **Loss from operations** | **(1'638)** | **(14'180)** |
| Interest income | 16 | 331 |
| Interest expense | (1) | (105) |
| Foreign exchange loss | (68) | (338) |
| Other income | 4 | (22) |
| **Loss before income taxes** | **(1'687)** | **(14'314)** |
| Provision for income taxes | 13 | (4) |
| **Net loss** | **(1'674)** | **(14'318)** |
| Other comprehensive loss | (31) | (84) |
| ***Comprehensive loss*** | ***(1'705)*** | ***(14'402)*** |
| ***Basic and diluted loss per share*** | ***(1.49)*** | ***(12.76)*** |
| **Shares used in computing basic and diluted loss per share** | **1'122'263** | **1'122'263** |

**DAY SOFTWARE HOLDING AG AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| (in thousands CHF) (unaudited) | Quarter Ended March 31, 2003 | 2002 |
|---|---|---|
| **Net loss** | **(1'674)** | **(14'318)** |
| **Adjustments to reconcile net loss to net cash used in operating activities:** | | |
| Depreciation of fixed assets | 406 | 498 |
| Loss on fixed asset dispositions | | 22 |
| Amortisation of intangible assets | 47 | 789 |
| Net foreign currency exchange losses | 70 | 249 |
| Stock-based compensation | 18 | 63 |
| **Changes in operating assets and liabilities:** | | |
| Accounts receivable | 878 | 294 |
| Unbilled receivables | (150) | (123) |
| Prepaid expenses and other current assets | 160 | (11) |
| Accounts payable | (242) | (245) |
| Deferred revenues | (604) | 765 |
| Accrued liabilities | (1'014) | 577 |
| Other liabilities | (59) | 151 |
| **Net cash used in operating activities** | **(2'164)** | **(11'289)** |
| **Cash flows from investing activities:** | | |
| Purchases of equipment | (6) | (490) |
| Proceeds from sale of equipment | 2 | - |
| **Net cash used in investing activities** | **(4)** | **(490)** |
| **Cash flows from financing activities** | - | - |
| **Net decrease in cash and cash equivalents** | **(2'168)** | **(11'779)** |
| Foreign currency adjustment on cash | (105) | (313) |
| Cash and cash equivalents at beginning of period | 8'999 | 42'034 |
| ***Cash and cash equivalents at end of period*** | ***6'726*** | ***29'942*** |

## DAY SOFTWARE HOLDING AG AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands CHF, except share information)
(unaudited)

| | Share Capital Shares | Share Capital Amount | Treasury Shares | Capital Reserves | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balances, January 1, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'656** | **(97'781)** | **117** | **50'141** |
| Stock-based compensation | - | - | - | 118 | - | - | 118 |
| Net loss | - | - | - | - | (33'407) | - | (33'407) |
| Foreign currency translation | - | - | - | - | - | (594) | (594) |
| **Balances, December 31, 2002** | **1'122'263** | **11'223** | **(1'074)** | **137'774** | **(131'188)** | **(477)** | **16'258** |
| Stock-based compensation | - | - | - | 18 | - | - | 18 |
| Net loss | - | - | - | - | (1'674) | (31) | (1'705) |
| Foreign currency translation | - | - | - | - | - | - | - |
| **Balances, March 31, 2003** | **1'122'263** | **11'223** | **(1'074)** | **137'792** | **(132'862)** | **(508)** | **14'571** |

## About Day (www.day.com)

Day is a leading provider of integrated content, portal and digital asset management software. Day's technology Communiqué offers a comprehensive, rapidly deployable framework to unify and manage all digital business data, systems, applications and processes through the web. Communiqué's content-centric architecture, and its innovative ContentBus, turns the entire business into a virtual repository, bringing together content from any system, regardless of location, language or platform.

Day is an international company, founded in 1993, and listed on the Swiss Stock Exchange New Market (SWX: DAYN) since April 2000. Day's customers are some of the largest global corporations and include Aral, Degussa, Escada, General Electric, Hugo Boss, Six Continents Hotels and UBS.

## A warning regarding forward-looking statements

This report may contain forward-looking statements regarding future events or the future performance of Day Software Holding AG and its subsidiaries (the "Company"). Words such as "anticipates," "expects," "intends," "plans," "believes," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change, and we will not necessarily inform you of such changes. Actual events or results, of course, could differ materially and adversely from those expressed in any forward-looking statement. We refer you to the "Risk Factors" section of the Company's Offering Circular, which can be downloaded from the "Investor Relations" section of the Company's website at www.day.com. The Company's Offering Circular contains and identifies important factors that could cause actual results to differ materially from those contained in any forward-looking statements. Among the important factors which could cause the Company's actual results to differ materially and adversely from such forward-looking statements are the intense competition in its industry, its need to stay on the forefront of technological development within its industry, and uncertainty regarding its future capital needs. The Company's stock is not listed on any United States stock exchange or market, and the Company does not make filings (e.g., Forms 10-K and 10-Q) with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

### For further information

Day Software Holding AG
Barfuesserplatz 6
4001 Basel, Switzerland

T +41 61 226 55 85
T +49 160 71 55 923 (mobile)
F +41 61 226 98 97
E-Mail: daniel.heck@day.com

The English text of this report represents the binding version.